Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2014 to September 30, 2014)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2014 to September 30, 2014)

To: Korean Financial Services Commission and Korea Exchange

/s/
Lee, Young-Hoon
Senior Executive Vice President POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Noh, Min-Yong
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I. Overview	4

II. Business	10

III. Financial Statements	32

IV. Corporate Governance and Company Affiliates	36

Attachment:	Independent Auditors’ Review Report
(Non-consolidated and consolidated)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note

(1) Production and sale of crude steel and stainless steel products	No engagement in this business during the third quarter of the fiscal year 2014
(2) Port/harbor loading/unloading, warehousing and packaging
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Plantec Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., MegaAsset Co., Ltd., Busan E&E Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., SNNC Co., Ltd., eNtoB Corporation, UITrans LRT co. Ltd., POREKA Co., POSMATE, POSCO Humans Co., Ltd., POSCO Engineering & Construction Co., Ltd., POSCO Research Institute, POSCO A&C Co., Ltd., POSCO AST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POSCO TMC CO., LTD., , POSCO Processing & Service Co., Ltd., POS-HiMETAL CO., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., PNR Co., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., POSCO TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Energy CORPORATION, POSFINE CO., Ltd., PSC Energy Global Co., Ltd., PONUTech Co., Ltd., New Altec Co., Gale International(Korea), LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSCO VENTURE CAPITAL CORPORATION, POSCO ESM Co., Ltd., Pohang Special Welding Co., Ltd., , SPFC Co., Ltd., PMC Tech Co., Ltd, POSCO Green Gas Technology.

(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of a Subsidiary: ANJEONG DISTRICT DEVELOPMENT CO., LTD., (January 9, 2014)

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•	Addition of a Subsidiary: POSCO Green Gas Technology. (April 1, 2014)

•	Name change from POSTECH VENTURE CAPITAL CORPORATION to POSCO VENTURE CAPITAL CORPORATION. (May 13, 2014)

Changes after September 30, 2014

•	Addition of a Subsidiary: TONGYANG Power Inc. (October 1, 2014)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyungsangbuk-do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyungsangbuk-do, Korea

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(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates eight overseas offices as follows:

United Arab Emirates (Dubai), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ulaanbaatar), Australia (Perth),

The United States of America (Houston, Texas).

(3)	Major Changes in Board of Directors (as of March 14, 2014)

(a)	Inside Directors

•	New members: Kwon, Oh-Joon (3years), Kim, Jin-Il (1 year), Lee, Young-Hoon (1 year), and Yoon, Dong-Jun (2 years)

(b)	Outside Directors

•	New members: Kim, Il-Sup (3 years), Sunwoo, Young (3 years) and Ahn, Dong-Hyun (3 years)

(c)	Representative Directors

•	Prior to March 14, 2014: Chung, Joon-Yang, Park, Ki-Hong, Kim, Joon-Sik, and Chang, In-Hwan

•	As of March 14, 2014: Kwon, Oh-Joon, Kim, Jin-Il and Chang, In-Hwan

(4)	Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, and July 29, 2014.)

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

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3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2014)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of September 30, 2014)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,403,211	—	644	—	7,402,567
Special Money Trust		—	—	—	—	—
Total		7,403,211	—	644	—	7,402,567

*	Beginning Balance: as of December 31, 2013

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013. On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013. On July 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the disposal of 150 treasury stocks was completed on July 8, 2013. On October 1, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,009 treasury stocks was completed on October 7, 2013. On January 7, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 139 treasury stocks was completed on January 9, 2014. On April 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 475 treasury stocks was completed on April 16, 2014. On July 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on July 16, 2014.

Changes after September 30, 2014

On October 21, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,317 treasury stocks was completed on October 22, 2014.

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On November 7, 2014, the Board of Directors resolved its plan to dispose the treasury stocks. The expected number of treasury stocks to be disposed is 220,104 stocks and the expected disposal date is tentatively on December 2, 2014.

5. Voting Rights

(As of September 30, 2014)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,402,567	*Treasury Stock 7,402,567 shares
(3) Shares with Voting Rights	79,784,268	—

6. Earnings and Dividend

(In millions of KRW)
	2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012
Net Profit	880,330	1,582,596	2,499,523
Earnings per Share (KRW)	10,724	20,052	32,359
Cash Dividend Paid	159,568	633,192	617,956
Pay-out Ratio (%)	—	40.0	24.7
Dividend per Share (KRW)	2,000	8,000	8,000
Dividend Yield (%)	—	2.45	2.27

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

(In millions of KRW)
	2014 3Q (January 1, 2014 ~ September 30, 2014)		2013		2012
Category	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	23,936,693	1,809,730	31,794,574	2,363,377	35,258,970	3,070,168
Trading	15,672,300	191,332	18,307,888	81,696	18,945,642	139,000
Engineering & Construction	5,886,613	228,140	6,896,838	179,186	4,675,596	9,900
Others	2,917,939	219,875	4,865,350	371,875	4,723,943	434,040

Total	48,413,545	2,449,077	61,864,650	2,996,134	63,604,151	3,653,108

2. Current Situation

1) Steel

A. Domestic Market Share

(Millions of Tons, %)
	2014 3Q (January 1, 2014 ~ September 30, 2014)		2013		2012		2011
Category	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	53.3	100	66.1	100	69.3	100	68.5	100
POSCO	28.1	51.5	36.4	55.2	38.0	54.6	37.3	54
Others	25.2	48.5	29.7	44.8	31.3	45.4	31.2	46

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(1-1)	Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	The Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(h)	The Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(i)	The Indian Supreme Court decided on the merit of the case. (March, 2013)

(j)	Supreme Court ordered to nullify judgment of the High Court regarding the right to explore Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(1-2)	Establishment of Steelworks

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

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(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of a Steelwork in Brazil

(a)	The Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons started. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(3)	Establishment of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill in India

(a)	The Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons commenced. (November, 2011)

(c)	Commencement of a test-run of the cold rolling (December, 2013)

(d)	Completion of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill. (June, 2014)

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(4)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Completion of the Continuous Galvanizing Line with an annual capacity of 0.45 million tons (September, 2014)

2) Trading

A. Market Share

(Millions of Dollars, %)
Category	2014 3Q (January 1, 2014 ~ September 30, 2014)	2013 3Q (January 1, 2013 ~ September 30, 2013)	Growth rate
All Trading Companies in Korea	425,373	413,265	2.9
Daewoo International	5,689	5,568	2.2

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Koreans export industry as the number 1 trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resources development through Myanmar gas field.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2013, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

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POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America such as Ghana and Brazil

4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

POSCO ICT has an expertise in IT and engineering, established by the merge of POSDATA and POSCON, which was made in an effort to lead the trend of green growth and convergence. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries for 30 years, in areas such as steel, railroad/transportation, environment/energy.

POSCO ICT has selected smartgird energy efficiency business as the strategic business and focused to nurture it. Also the firm is pushing business to overseas. POSCO ICT provides total solution to overseas steel mills located in China and exports railroad solution system to Vietnam and Brazil. POSCO ICT currently has local offices in China, India, Vietnam, Indonesia, Brazil. Based on its overseas network, POSCO ICT will speed up the penetration to the local market and increase overseas order volume by expanding businesses.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd. (“POSCO Chemtech”), founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech provides refractories to a wide range of industries including steel, cement, and ceramic companies. To become a global company, POSCO Chemtech is currently expanding its markets to Japan, China and Indonesia. Now, POSCO Chemtech is preparing for the leap towards the future industries of the comprehensive chemical and carbon material

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3. Key Products

A. Current Situation of Key Products

(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	57,024	15.4
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	110,011	29.6
	Stainless Steel Products	Western tableware, etc	81,077	21.8
	By-Product	Plates, Wire rods, etc	123,272	33.2
	Gross Sum		371,384	100.0
	Deduction of Internal Trade		(132,017)
	Sub Total		239,367
Trading	Steel, Metal		139,696	60.5
	Chemical, Strategic Item, Energy		5,412	2.3
	Etc		86,070	37.2
	Gross Sum		231,178	100.0
	Deduction of Internal Trade		(74,455)
	Sub Total		156,723
Engineering & Construction	Domestic Construction	Architecture	14,405	19.0
		Plant	19,959	26.3
		Civil Engineering	5,144	6.8
	Overseas Construction		30,263	39.9
	Owned Construction		4,907	6.5
	Etc		1,164	1.5
	Gross Sum		75,842	100.0
	Deduction of Internal Trade		(16,976)
	Sub Total		58,866
Others	Electricity Sales, etc		51,953	100.0
	Deduction of Internal Trade		(22,774)
	Sub Total		29,179
Total Sum			484,135

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B. Price Fluctuation Trend of Key Products

(In thousands of KRW/ Tons, kWh)
Business Area	Products	2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012	2011
Steel	Hot-rolled Product (HR)	697	728	828	941
	Cold-rolled Product (CR)	829	877	999	1,090
Others	Electric Power	143	156	161	133
	Lime	110	119	105	106

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption, domestic and overseas steel price has decreased since the end of 2011.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	85,852(43.3%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	73,821(37.2%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	38,593(19.5%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,363(20.0%)
		Steel Pile	Foundation of Structure	76(1.1%)
		Steel Reinforcement	Strengthening Concrete	1,024(15.1%)
		Cable	Electricity Transfer	209(3.1%)
		Etc	-	4,130(60.7%)
Others	Raw Materials	LNG	Material for Power Generation	12,431(74.1%)
		Limestone	Production of Lime	730(-%)
		Etc	-	4,355(25.9%)

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B. Price Fluctuation Trend of Major Raw Materials

(In thousands of KRW)
Business Area	Category	2014 13Q (January 1, 2014 ~ September 30, 2014)	2013	2012
Steel	Iron Ore(per ton)	100	148	165
	Coal(per ton)	133	162	251
	Scrap Iron(per ton)	389	428	513
	Nickel(per ton)	17,947	16,455	20,211
Engineering & Construction	Ready-mixed Concrete (per m3)	59	57	57
	Steel Pile (per m)	67	70	78
	Steel Reinforcement (per kg)	1.0	1.0	0.8
	Cable (per m)	1.0	1.0	0.8
Others	LNG (per ton)	1,060	979	1,022
	Lime (per ton)	20	20	20

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

(In Dollars/ Tons)
	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q	‘12 1Q	‘11 4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	82	94	111	123	123	118	141	113	105	134	135	130

(2) Coal

(In Dollars/ Tons)
	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q	‘12 1Q	‘11 4Q
Trend of International Benchmark Price (FOB)	120	120	143	152	145	172	165	170	225	206	235	285

(3) Scrap Iron

(In Dollars/ Tons)
	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q	‘12 1Q	‘11 4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	376	365	379	396	367	379	421	379	400	444	466	445

(4) Nickel

	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 8.43/lb USD 18,576/ton	USD 8.37/lb USD 18,463/ton	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton	USD 6.32/lb USD 13,922/ton	USD 6.78/lb USD 14,952/ton	USD 7.85/lb USD 17,309/ton	USD 7.70/lb USD 16,983/ton	USD 7.41/lb USD 16,344/ton	USD 7.78/lb USD 17,152/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

* Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

	(Thousands of Tons)
Business Area	Products	2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012
Steel	Crude Steel	32,128	40,428	40,447

[Others]

		(MW, Thousands of Tons)
Business Area	Products		2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012
Power Generation	Electric Power	Inchon	3,472	3,052	3,052
		Gwangyang	284	284	284
		Pohang	290	145	—
Lime	Lime		1,643	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012
Crude Steel		30,807	38,261	39,702
Products	Hot-Rolled Products	5,792	8,109	8,670
	Plate	4,759	5,649	6,113
	Wire Rod	2,050	2,334	2,085
	Pickled-Oiled Steel Sheets	2,110	2,640	2,615
	Cold-Rolled Products	6,685	8,404	8,176
	Coated Steel	4,373	5,762	5,815
	Electrical Steel	965	1,125	1,173
	Stainless Steel	1,858	2,372	2,396
	Others	3,460	3,566	3,896

	Total	32,052	39,961	40,939

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

21

(2) Capacity Utilization Rate for the third quarter of fiscal year of 2014

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	28,572	28,085	98.3%
	POSCO Specialty Steel	900	566	62.9%
	Zhangjiagang Pohang Stainless Steel	1,100	855	77.6%
	PT.KRAKATAU POSCO	1,556	1,301	83.6%

	Total	32,128	30,807	95.9%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

	(Gwh, Thousands of Tons)
	Products	2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012
Power Generation	Electric Power	10,985	15,983	15,751
Lime	Lime	1,794	2,364	2,454

(2) Capacity Utilization Rate for the third quarter of fiscal year of 2014

	(hr, Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	5,623	3,215	57.2%
		Gwangyang	6,552	6,022	91.9%
		Pohang	5,652	4,638	82.1%
Lime	Lime		1,643	1,794	109.2%

22

C. Production Facilities

[Land]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,149,651	13,216	(2,865)	—	2,160,002
Trade	67,294	27,342	(31,924)	—	62,712
Engineering & Construction	52,171	3,796	(37)	—	55,930
Others	438,894	35,831	(2,744)	—	471,981

[Building]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,329,983	533,629	(70,205)	(242,418)	4,550,989
Trade	113,738	100,601	(109,856)	(2,153)	102,330
Engineering & Construction	43,726	12,810	—	(1,511)	55,025
Others	401,388	132,216	(427)	(22,810)	510,367

[Structures]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,552,373	320,495	(33,322)	(151,480)	2,688,066
Trade	8,642	86	(4,210)	(346)	4,172
Engineering & Construction	8,361	50,587	—	(979)	57,969
Others	215,211	59,462	(654)	(13,161)	260,858

[Machinery and Equipments]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,388,935	3,241,575	(461,171)	(1,431,583)	18,737,756
Trade	360,873	7,304	(19,824)	(12,646)	335,707
Engineering & Construction	19,367	18,407	(2,809)	(11,299)	23,666
Others	1,673,661	897,725	—	(151,596)	2,419,790

23

[Vehicles]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	33,726	13,583	(818)	(9,950)	36,541
Trade	3,949	947	(132)	(1,114)	3,650
Engineering & Construction	6,973	8,003	(345)	(1,953)	12,678
Others	6,385	1,637	(1,099)	(2,046)	4,877

[Tools and Fixtures]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	44,878	12,259	(637)	(17,234)	39,266
Trade	1,029	848	(10)	(439)	1,428
Engineering & Construction	1,229	451	(7)	(507)	1,166
Others	15,717	3,583	(394)	(6,362)	12,544

[Equipment]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	99,557	16,835	(2,334)	(26,612)	87,446
Trade	14,158	2,318	(1,117)	(5,091)	10,268
Engineering & Construction	14,773	2,892	(147)	(4,930)	12,588
Others	44,664	7,581	(438)	(17,436)	34,371

[Financial Lease Assets]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	16,569	333,123	(333,424)	(13,458)	2,810
Trade	24,623	188	(168)	(2,350)	22,293
Engineering & Construction	4,524	—	(13)	(1,921)	2,590
Others	54,808	2,707	—	(3,185)	54,330

[Assets under Construction]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,883,578	2,052,788	(4,113,063)	—	1,823,303
Trade	101,199	35,695	(46,345)	—	90,549
Engineering & Construction	399,383	14,286	(378,149)	—	35,520
Others	1,164,129	513,409	(1,101,181)	—	576,357

24

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	November, 2010 ~ October, 2014	G) Establishment of the Fourth Hot Rolling Mill	16,262	15,138	1,124
	Renovation / Replacement	April, 2008 ~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	10,862	2,148
		January, 2008 ~ May, 2019	Renovation of the second Furnace etc.	38,778	22,447	16,331
POSCO Maharashtra Steel Private Limited	Expansion	November, 2011 ~ June, 2014	Establishment of a Cold-Rolling Mill in India (1.8 million ton)	7,263	6,003	1,260
POSCO SS VINA	Expansion	May, 2010 ~ December, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,166	5,277	889
POSCO-Foshan Steel Processing Center Co., Ltd.	Expansion	March, 2014 ~ December, 2014	Creation of new automobile demand	129	69	60
POSCO-Mexico Villagran Wire-rod Processing Center	Expansion	March, 2014 ~ March, 2015	Establishment of a wire rod processing center in Mexico	231	82	149
SPFC Co., Ltd.	Expansion	July, 2014 ~ November, 2014	Expansion of the Capacity of the Third Manufacturing Plant	18	6	12

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

[Trading]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Daewoo International	Expansion	July, 2013 ~ July, 2014	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	2,076	2,076	—
DW E&P Canada Corporation	Expansion	August, 2013 ~ December, 2015	CAPEX	274	124	150

25

[Others]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2014~ December, 2014	Expansion of Smart Management Server For Smart Management Operation Efficiency	336	101	235
POSCO Energy	Expansion	November 2012 ~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #7, #8, and #9	10,630	8,457	2,173
		March 2013 ~ December, 2014	Construction of a Cell Manufacturing Plant Laboratory	1,029	658	371

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

			(In hundred millions of KRW)
				Planned Investments
Business	Company	Project		2014	2015	2016
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	5,081	7,331	5,962
			Capacity Increase	468	806	315
	POSCO SS-VINA	Expansion, Renovation and Replacement of Existing Facilities	Exploring new market	1,556	162	0
	SPFC Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Expansion of combined processing facility	0	161	0
Trading	DW E&P Canada Corporation	Expansion, Renovation and Replacement of Existing Facilities	Production increase by drilling	175	87	0
Others	DAEWOO TEXTILE FERGANA LLC	Expansion, Renovation and Replacement of Existing Facilities	Improvement of Productivity and Product Quality	26	63	27

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

26

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012	2011
Domestic	Hot-Rolled Products	31,934	37,828	61,723	72,471
	Cold-Rolled Products	31,959	60,509	44,404	65,580
	Stainless Steel	20,841	29,042	33,902	38,581
	Others	79,544	103,308	124,741	123,194
Export	Hot-Rolled Products	25,090	21,971	37,910	42,665
	Cold-Rolled Products	78,052	110,668	98,140	101,980
	Stainless Steel	60,236	71,356	69,138	66,877
	Others	43,728	45,554	58,730	51,557
Total	Gross Sum	371,384	480,236	528,688	562,905
	Internal Transaction	(132,017)	(162,290)	(176,098)	(171,386)
	Total	239,367	317,946	352,590	391,519

[Trading]

		(In hundred millions of KRW)
Items		2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012	2011
Domestic	Merchandise	7,397	8,490	7,537	8,444
	Product	—	—	854	1,026
	Others	76	116	90	78
Export	Merchandise	65,609	86,296	95,062	93,622
	Product	143	127	1,426	1,964
	Others	310	145	255	706
Trades among Korea, China & Japan		157,643	164,020	158,911	180,390
Gross Sum		231,178	259,193	264,135	286,230
Internal Transaction		(74,455)	(76,114)	(74,679)	(75,256)
Total		156,723	183,079	189,456	210,974

27

[Engineering & Construction]

			(In hundred millions of KRW)
Items			2014 3Q (January 1, 2013 ~ September 30, 2014)	2013	2012	2011
Construction Contract Revenue	Domestic	Architecture	14,405	16,185	13,730	16,321
		Plant	19,959	41,670	28,323	23,716
		Civil Engineering	5,144	6,969	9,120	11,187
		Others	0	2
	Overseas		30,263	32,039	35,704	24,275
Own Construction			4,907	7,060	2,871	672
Other Subsidiary company sales			1,164	3,895	7,511	8,560
Gross Sum			75,842	107,820	97,259	84,731
Internal Transaction			(16,976)	(38,852)	(50,503)	(29,969)
Total			58,866	68,968	46,756	54,762

[Others]

	(In hundred millions of KRW)
Items	2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012	2011
Electric Power	29,179	48,653	47,240	32,132

7. Derivatives - Currency Forward Contracts

•	Foreign currency swap agreement was entered in order to hedge the exchange rate conversion risk for a part of existing Japanese Yen denominated bonds. The loss on valuation of derivative would have been KRW 4,586 million.

•	Right to exercise put option in relation to the purchase of stakes in Steel Flower Co., Ltd. has been purchased and the derivative valuation of the profit would have been KRW 11,710 million.

28

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)      Contract Parties

•       Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•       Buyer: China National United Oil Company (“CNUOC”)

2)      Signed Date: December 24, 2008

3)      Summary of the GSPA

•       Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•       Gas production period is expected to be approximately 30 years.

•       Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)      Remarks

•       CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•       Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)      Total Investment: KRW 2,095,727,800,000

2)      Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)      Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)      Remarks

•       Location: the north-western offshore and onshore in Myanmar

•       Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•       Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•       The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•       Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•       Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

29

	Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)      Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2)      Other information

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•       The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•       Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

	Sale of Kyobo Life Insurance Co., Ltd.	August, 2012

1)      Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)      Other information

•       The Board of Directors resolved to sell the shares held in Kyobo Life Insurance Co., Ltd., which amounts to KRW 1,205,400 million as of August 8, 2012.

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon,	July, 2013

1)      Building

•       Name: NEATT (North East Asia Trade Tower)

•       Location: Songdo, Incheon, Korea

2)      Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3)      Closing Date: July 31, 2014.(tentative)

4)      Miscellaneous

•       Building is expected to be purchased by Daewoo International (60%) and POSCO EnC (40%)

POSCO Energy CORPORATION	Share Purchase Agreement	June, 2014

1)      Contract Parties: Tongyang Cement & Energy Corp., Tong Yang Leisure, TONGYANG Inc.

2)      Contract Date: June 25, 2014

3)      Contract Amount: KRW 431,093,000,000

4)      Remarks: Share purchase agreement for acquisition of TONGYANG Power Inc.

30

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory	1,008
			New Growth Technology Strategy Department	39
			Iron and Steel Technology Strategy Department	40
			Environment and Energy Department	20
			Total	1,107
	POSCO Specialty Steel		R&D Group	21
	POSCO COATED & COLOR STEEL		Product Research Group	16
	POSCO AST CO., LTD.		Product Research Team	4
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	4
	POSCO Thainox Public Company Ltd.		Product development and research	5
Trade	Daewoo Paper Manufacturing Co., Ltd.		Product Testing Laboratory(LAB) Team	8
Engineering & Construction	POSCO Engineering & Construction		R&D Center	83
	POSCO Engineering Company		R&D group	17
	POSCO A&C		R&D Center, Quality Engineering Team	18
Others	POSCO ENERGY		Research Laboratory	65
	POSCO ICT		R&D Center	82
	POSCO CHEMTECH COMPANY		R&D Center	34
	POSCO M-TECH CO., LTD.		R&D Center	16
	POS-HiMETAL CO., Ltd.		Product Research Department	8
	PNR CO., Ltd.		Quality Innovation Department	7
	PONUTech Co., Ltd.		R&D Center	11

B. R&D Expenses

	(In millions of KRW)
	Business Area
Category	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	84,264	1,190	7,043	25,938	118,435
Manufacturing Cost	242,872	—	132	3,629	246,633
R&D Cost (Intangible Assets)	153,949	—	676	4,819	159,444
Total	481,085	1,190	7,851	34,386	524,512
R&D/Sales Ratio	2.01%	0.01%	0.13%	1.18%	1.08%

31

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2011, 2012, 2013 and the Third Quarter of Fiscal Year of 2014

	(In millions of KRW)
Account	2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012	2011
[Current Assets]	10,697,156	11,953,479	12,609,471	13,924,795
Cash & Cash equivalents	1,616,620	1,394,315	1,752,560	1,137,882
Trade Accounts & Notes Receivable(net)	3,104,628	3,393,444	4,087,030	4,220,242
Other Current Financial Instruments	1,185,967	2,599,977	1,323,540	1,381,463
Inventories	4,741,218	4,538,657	5,403,660	7,144,709
Other Current Assets	48,723	27,086	42,681	40,499
[Non-current Assets]	41,724,110	42,288,799	39,710,965	38,803,081
Other Non-current Financial Instruments	2,509,621	3,408,332	3,028,765	3,833,058
Investment in Subsidiaries and Associates	15,764,154	15,092,836	14,100,053	12,824,776
Tangible Assets	22,915,908	23,240,603	22,166,735	21,533,135
Good Will & Other Intangible Assets	416,205	438,783	293,841	222,896
Other Non-current Assets	118,222	108,245	121,571	389,216
Total Assets	52,421,266	54,242,278	52,320,436	52,727,876
[Current Liabilities]	3,304,071	3,704,520	4,543,512	5,015,145
[Non-current Liabilities]	7,029,482	8,226,296	8,612,376	10,114,715
Total Liabilities	10,333,553	11,930,816	13,155,888	15,129,860
[Capital Stock]	482,403	482,403	482,403	482,403
[Capital Surplus]	1,233,090	1,233,040	1,227,692	1,227,692
[Hybrid bond]	996,919	996,919	—	—
[Retained Earnings]	40,912,917	40,774,284	39,842,497	38,122,620
[Other Equity]	(1,537,616)	(1,175,184)	(2,388,044)	(2,234,699)
Total Shareholders’ Equity	42,087,713	42,311,462	39,164,548	37,598,016
Total Sales	22,073,769	30,543,545	35,664,933	39,171,703
Operating Income	1,718,025	2,215,133	2,789,597	4,330,381
Net Income	880,330	1,582,596	2,499,523	3,188,845
Earnings per share(KRW)	10,724	20,052	32,359	41,279

32

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the third quarter of fiscal year of 2014.

(2)	Income Statements

Refer to the attached income statement for the third quarter of fiscal year of 2014.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

33

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2011, 2012, 2013 and the Third Quarter of Fiscal Year of 2014

	(In millions of KRW)
Account	2014 3Q (January 1, 2014 ~ September 30, 2014)	2013	2012	2011
[Current Assets]	31,585,851	31,666,211	31,566,116	33,556,911
Cash & Cash equivalents	3,843,231	4,208,562	4,680,526	4,598,682
Other Current Financial Instruments	3,394,388	4,861,088	3,846,433	3,656,270
Accounts Receivable	11,972,143	11,492,601	11,037,973	11,450,515
Inventories	10,934,314	9,798,381	10,584,646	12,283,644
Other Current Assets	1,441,775	1,305,579	1,416,538	1,567,800
[Non-current Assets]	53,260,758	52,789,196	47,699,735	44,851,927
Other Non-current Financial Instruments	4,386,558	5,263,185	4,669,868	5,125,672
Investment Securities	4,191,244	3,808,693	3,039,261	3,831,659
Tangible Assets	35,361,895	35,760,119	32,276,379	28,453,184
Good Will & Other Intangible Assets	6,612,941	5,929,840	5,662,361	5,244,928
Other Non-current Assets	2,708,120	2,027,359	2,051,866	2,196,484
Total Assets	84,846,609	84,455,407	79,265,851	78,408,838
[Current Liabilities]	21,002,947	20,241,159	19,775,001	19,605,357
[Non-current Liabilities]	18,545,492	18,392,218	17,061,432	18,073,561
Total Liabilities	39,548,439	38,633,377	36,836,433	37,678,918
[Controlling Interest]	41,576,234	42,046,037	39,454,142	38,356,350
Capital Stock	482,403	482,403	482,403	482,403
Capital Surplus	1,073,649	1,078,266	1,104,814	1,150,452
Hybrid bond	996,919	996,919	—	—
Retained Earnings	41,150,251	41,090,649	40,346,481	38,709,475
Other Controlling Interest	(2,126,988)	(1,602,200)	(2,479,556)	(1,985,980)
[Minority Interest]	3,721,936	3,775,993	2,975,276	2,373,570
Total Shareholders’ Equity	45,298,170	45,822,030	42,429,418	40,729,920
Total Sales	48,413,545	61,864,650	63,604,151	68,938,725
Operating Income	2,449,077	2,996,134	3,653,108	5,467,694
Consolidated Net Profit	766,804	1,355,180	2,385,607	3,714,286
[Controlling Interest]	818,828	1,376,396	2,462,081	3,648,136
[Minority Interest]	(52,025)	(21,216)	(76,474)	66,150
Consolidated Total Comprehensive Income	132,175	1,369,450	1,747,685	2,442,377
[Controlling Interest]	204,592	1,444,262	1,911,506	2,530,437
[Minority Interest]	(72,417)	(74,812)	(163,821)	(88,060)
Earning Per Share	9,953	17,409	31,874	47,224
Number of Consolidated Companies	224	212	218	220

34

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the third quarter of fiscal year of 2014.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the third quarter of fiscal year of 2014.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and six directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

36

Composition of the Special Committees under the Board of Directors and their Functions (as of November 14, 2014)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Myung-Woo (Chairman) Kim, Il-Sup Ahn, Dong-Hyun Yoon, Dong-Jun

•     Reviews the qualifications of potential candidates for Directors

•     Proposes nominees for the Outside Directors

•     Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Shin, Chae-Chol (Chairman) Lee, Chang-Hee Lee, Myung-Woo Sunwoo, Young	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Shin, Chae-Chol (Chairman) James B. Bemowski Ahn, Dong-Hyun Chang, In-Hwan Lee, Young-Hoon

•     Advances deliberation of new investments in other companies

•     Revises the internal regulations regarding the operation of the Board of Directors

•     Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Lee, Chang-Hee Sunwoo, Young

•     Audits the accounting system and business operations

•     Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Lee, Chang-Hee Sunwoo, Young

•     Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•     Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Chang, In-Hwan Yoon, Dong-Jun Lee, Young-Hoon

•     Oversees decisions with respect to our operational and management matters

•     Reviews management’s proposal for new strategic initiatives

•     Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•     Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

37

(3)	List of Outside Directors (as of September 30, 2014)

Name	Experience	Relation with Majority Shareholder	Remarks
Lee, Chang Hee	• (Present) Professor of College of Law, Seoul National University • Vice Chairman, Tax Law Association	None	Chairman Board of Directors

James B. Bemowski	• (Present) Vice Chairman, Business Operations, Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO, SONY Korea	None

Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None

Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None

(4)	List of Key Activities of the Board of Directors (January 1, 2014 ~ November 14, 2014)

Session	Date	Agenda	Approval
1	January 15	Determining the CEO candidate for qualification assessment and operation of the CEO Candidate Recommendation Committee	Approved

2	January 16	Nomination of the Inside Director Candidate (CEO Candidate)	Approved

3	January 29	Approval of Annual Report & Financial Statements for the 46th FY & Convening Schedule of the 46th Ordinary General Meeting of Shareholders	Approved

		Revision of Compensation Scheme for Outside Directors	Approved

4	February 24	Recommendation of Inside Director Candidate other than the CEO and the Representative Director The 46th Ordinary General Meeting of Shareholders	Approved Approved

5	March 10	Plan for confirming participation in the offering for capital increase of POSCO Plantec	Approved

6	March 14

Appointment of the Chairman of BOD

Appointment of Special Committee Members

Appointment of the Chairman and the Representative Director (CEO)

Appointment of the Representative Directors and Position for the Inside Directors

Approved Approved Approved Approved

7	May 16

Mid-Term Strategy

FY2014 Revised Management Plan

Contribution to POSCO Educational Foundation

Donate Credit Card Cash Back Mileage to POSCO 1% foundation

FY 2014 Transaction Plans with Daewoo International Corporation

Approved Approved Approved Approved Approved

8	August 8

Capital Increase for improve financial structure of POSCO Maharashtra Steel Co., Ltd.

FY 2014 Transaction Plans with affiliated person

Plan of Investment by shares for Business Restructuring

Change in Business Structure of Gwangyang Synthetic Natural Gas Project

Declaration of Interim Dividend for the Financial Year 2014

Gangneung Magnesium Smelting Business Regional Development Fund Contribution

Donation for building ‘Safe Korea’ in regards to Sewol Ferry accident

Approved Approved Approved Approved Approved Approved Approved

9	November 7

Capital Increase Plan for Suncheon Eco Trans

Sale of Busan E&E Stock

Sale of POSCO’s interest in POSFINE

Revision of lime calcination plant lease agreement with POSCO Chemtech

Plan for Disposal of Treasury Share to adopt ESOP

Approved Approved Approved Approved Approved

38

Major Activities of the Outside Directors on the Board of Directors (January 1, 2014 ~ November 14, 2014)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2014-1	January 15	6 (6)	—
2014-2	January 16	6 (6)	—
2014-3	January 29	6 (6)	—
2014-4	February 24	6 (6)
2014-5	March 10	4 (6)
2014-6	March 14	7 (7)
2014-7	May 16	7 (7)
2014-8	August 8	7 (6)
2014-9	November 7	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
February 17,	Assessment of qualifications and recommendation of the Outside Directors	Approved

February 24	Assessment of the Inside Directors	—

March 14	Appointment of the special committee members Approval of the designation of positions for the Representative Directors and Inside Directors	— —

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 29	Evaluation of the management result for the fiscal year of 2013 Revision of Compensation Scheme for Outside Directors	Approved —

Major Activities after March 14, 2014

Date	Agenda	Approval
May 16	Enterprise-wide Management Performance Evaluation Plan for 2014	Approved

39

(c)	Major Activities of Finance and Operation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 29	Extension of Payment Guarantee Plan for United Spiral Pipe, LLC	Approved

Major Activities after March 14, 2014

Date	Agenda	Approval
May 16	Donate Credit Card Cash Back Mileage to POSCO 1% foundation POSCO GuaranteeExtension Plan for Titanium Ingot business	— Approved

August 8	Gangneung Magnesium Smelting Business Regional Development Fund Contribution Payment Guarantee for POSCO-Mexico	— Approved

November 7	Sale of POSCO’s interest in POSFINE Capital Increase Participation for CSP	— Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 28	Review of the operation of the Fair Trading Program	—

March 10	Participating in the Offering for Capital Increase of POSCO Plantec	—

Major Activities after March 14, 2014

Date	Agenda	Approval
March 20	Change in Director for voluntary compliance of Fair Trade	Approved

May 15	Contribution to POSCO Educational Foundation

August 7

Asset Purchase of RIST Steel Structure Research Laboratory

Change in Business Structure of Gwangyang Synthetic Natural Gas Project

Plan of Investment by shares for Business Restructuring

Review of the operation of the Fair Trading Program

Approved

November 6

Revision of lime calcination plant lease agreement with POSCO Chemtech

Capital Increase Plan for Suncheon Eco Trans

Sale of Busan E&E Stock

Current status of steel and steel byproduct internal transaction

Current status of raw materials department internal transaction

(e)	Major Activities of Executive Management Committee (January 1, 2014 ~ November 14, 2014)

Session	Date	Agenda	Approval
2014-1	January 7	Disposal of Treasury Stocks as Employee Award	Approved

2014-2	February 11	U.S. LPG procurement and the construction of Storage tank & facilities	Approved

2014-3	April 15	R&D facility investment for Permanent Domain Refinement by Laser Disposal of Treasury Stocks as Employee Award	Approved Approved

2014-4	May 20	Revamping of #2 RH at Pohang #2 Steel Making Plant Pohang Power Receiving Line Revamping	Approved

40

Session	Date	Agenda	Approval

2014-5	June 3	Closure of Shareholders Register for 2014 Interim Dividends	Approved

2014-6	June 17	Minimizing FOG wastage of Pohang works The replacement of decrepit control system at Pohang #1 Hot Strip Mill Gwangyang 3CGLdecrepit facilities replacement	Approved Approved Approved

2014-7	July 15	Capital Increase for improve financial structure of POSCO Maharashtra Steel Co., Ltd. Technology transfer for CSP Plan for Disposal of Treasury Share as Employee Reward	— Approved Approved

2014-8	August 1	Change in Business Structure of Gwangyang Synthetic Natural Gas Project	—

2014-9	August 19	Equipment Investments for Expanding Sales of High quality Plate

2014-10	September 16	Replacement of the decrepit equipments for stable Automotive Steel production Pohang #2 COG Holder Replacement

2014-11	October 21

Capital Increase Plan for Suncheon Eco Trans

New Investment in P-CCPC Plant 2 (Chongqing)

New Investment for Constructing Processing Center in Gujarat, India

1st relining of Gwangyang Works #5 Blast Furnace

Replacement of the decrepit equipments of Gwangyang Works 2SP, 2SM, 2CC

Capital Increase Participation for CSP

Sales of Real Estate in Residential Complexes in Pohang and Gwangyang

Plan for Disposal of Treasury Share as Employee Reward

41

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (Chairman), Lee, Young-Sun and Shin, Chae-Chol.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup Lee, Chang-Hee Sunwoo, Young	Satisfies the requirements stipulated in the articles of incorporation	Chairman — —

42

(2)	Major Activities of the Audit Committee (Auditors)(January 1, 2014 ~ November 14, 2014)

Session	Date	Agenda	Approval
2014-1	January 28	• Report Agenda • Approval of audit and non-audit services for the review of revenue in 2013

2014-2	February 21

•     Deliberation Agenda

•     Assessment of the operations of the internal accounting control system for the fiscal year of 2013

•     Internal audit result for the fiscal year of 2013 (Consolidated)

•     Election of the external auditor

•     Report Agenda

•     External audit result for the fiscal year of 2013 (Consolidated)

Approved Approved Approved

2014-3	March 14	• Deliberation Agenda • Election of the Chairman of the audit committee • To nominate the director for internal auditory department	Approved Approved

2014-4	March 20	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and its subsidiaries	Approved

2014-5	May 15

•     Deliberation Agenda

•     Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries

•     Report Agenda

•     Result of observance of Stringent Law Control Standard

•     Internal audit result for the first quarter of 2014 (Consolidated)

•     External audit result for the first quarter of 2014 (Consolidated) and Audit result of Form 20-F for the fiscal year 2013

•     Audit plans for the fiscal year of 2014

•     Assessment of observance of ethics

Approved

2014-6	August 7

•     Deliberation Agenda

•     Approval of audit and non-audit services for POSCO-IPPC

•     Report Agenda

•     Internal audit result for the second quarter of 2014 (Consolidated)

•     External audit result for the second quarter of 2014 (Consolidated)

•     Reporting result of audit for the first half of the fiscal year 2014

Approved

2014-7	November 6	• Report Agenda • Internal audit result for the third quarter of 2014 (Consolidated) • External audit result for the third quarter of 2014 (Consolidated)

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

43

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	4,087	370	7,000	—
Outside Director	4	242	52		—
Members of the Audit Committee	3	174	46		—
Total	12	4,503	183		—

Payment Period: January 1, 2014 ~ September 30, 2014
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	Individual remuneration amount

(In millions KRW)
Name	Experience	Total Payment
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	549
Chung, Joon-Yang*	Chief Executive Officer and Representative Director	3,996
Park, Ki-Hong*	President and Representative Director	1,679
Kim, Joon-Sik*	President and Representative Director	1,671
Kim, Yeung Gyu*	Senior Executive Vice President	920

* refers to the retired directors as of March 2014 and retirement payment is included in the total remuneration

(3)	List of Stock Options Presented to the Executives

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

44

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2014, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013 and notes to the interim financial statements.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 25, 2014, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

November 11, 2014

This report is effective as of November 11, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2014 and December 31, 2013

(Unaudited)

(in millions of Won)	Notes	September 30, 2014		December 31, 2013
Assets
Cash and cash equivalents	21	￦	3,843,231	4,208,562
Trade accounts and notes receivable, net	4,21,33		11,972,143	11,492,601
Other receivables, net	5,21,33		1,707,137	1,890,423
Other short-term financial assets	6,21		1,687,251	2,970,665
Inventories	7		10,934,314	9,798,381
Current income tax assets			30,031	32,417
Assets held for sale	8		175,223	2,494
Other current assets	14		1,236,521	1,270,668

Total current assets			31,585,851	31,666,211

Long-term trade accounts and notes receivable, net	4,21		90,442	97,000
Other receivables, net	5,21		969,487	797,455
Other long-term financial assets	6,21		3,417,071	4,465,730
Investments in associates and joint ventures	9		4,191,244	3,808,693
Investment property, net	11		1,046,053	425,229
Property, plant and equipment, net	12		35,361,895	35,760,119
Intangible assets, net	13		6,612,941	5,929,840
Deferred tax assets			1,195,110	1,139,932
Other long-term assets	14		376,515	365,198

Total non-current assets			53,260,758	52,789,196

Total assets		￦	84,846,609	84,455,407

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2014 and December 31, 2013, Continued

(Unaudited)

(in millions of Won)	Notes	September 30, 2014		December 31, 2013
Liabilities
Trade accounts and notes payable	21,33	￦	3,726,810	4,231,322
Short-term borrowings and current portion of long-term borrowings	4,15,21		12,045,111	10,713,646
Other payables	16,21,33		2,198,156	2,128,854
Other short-term financial liabilities	17,21		145,930	135,904
Current income tax liabilities			374,013	358,930
Liabilities related to to assets held for sale	8		52,672	—
Provisions	18		283,172	107,329
Other current liabilities	20		2,177,083	2,565,174

Total current liabilities			21,002,947	20,241,159

Long-term trade accounts and notes payable	21		1,652	559
Long-term borrowings, excluding current portion	15,21		15,680,970	15,532,959
Other payables	16,21		270,542	206,634
Other long-term financial liabilities	17,21		101,478	260,021
Net defined benefit liabilities	19		409,823	273,160
Deferred tax liabilities			1,676,409	1,711,762
Long-term provisions	18,34		200,251	146,272
Other long-term liabilities	20		204,368	260,851

Total non-current liabilities			18,545,493	18,392,218

Total liabilities			39,548,440	38,633,377

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,073,649	1,078,266
Hybrid bonds	23		996,919	996,919
Reserves	24		(548,002)	(23,076)
Treasury shares	25		(1,578,986)	(1,579,124)
Retained earnings			41,150,251	41,090,649

Equity attributable to owners of the controlling company			41,576,234	42,046,037
Non-controlling interests	23		3,721,935	3,775,993

Total equity			45,298,169	45,822,030

Total liabilities and equity		￦	84,846,609	84,455,407

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2014 and 2013

(Unaudited)

		For the three-month periods			For the nine-month periods
		ended September 30			ended September 30
(in millions of Won, except per share information)	Notes	2014		2013	2014	2013
Revenue	33,36	￦	16,269,845	15,150,222	48,413,545	45,335,214
Cost of sales	7,30,33		(14,410,837)	(13,602,798)	(43,053,988)	(40,256,488)

Gross profit			1,859,008	1,547,424	5,359,557	5,078,726
Selling and administrative expenses	26,30
Administrative expenses			(551,185)	(525,406)	(1,638,792)	(1,634,172)
Selling expenses			(429,120)	(389,206)	(1,271,688)	(1,192,230)

Operating profit	27		878,703	632,812	2,449,077	2,252,324
Share of loss of equity-accounted investees	9		(41,496)	(50,273)	(165,467)	(73,264)
Finance income and costs	21,28
Finance income			364,451	370,257	1,750,757	1,736,523
Finance costs			(762,129)	(181,263)	(2,124,019)	(2,293,393)
Other non-operating income and expenses	27,29
Other non-operating income			25,884	116,371	120,426	189,268
Other non-operating expenses	30		(134,330)	(102,824)	(711,283)	(319,991)

Profit before income tax	36		331,083	785,080	1,319,491	1,491,467
Income tax expense	31,36		(107,083)	(221,052)	(552,687)	(394,678)

Profit for the period			224,000	564,028	766,804	1,096,789
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	19		(49,554)	22,270	(90,650)	(12,752)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(27,360)	(129,968)	(82,281)	(70,810)
Net changes in the unrealized fair value of available-for-sale investments	21		(67,970)	281,086	(362,359)	438,998
Foreign currency translation differences			90,239	(426,195)	(99,339)	(174,328)

Other comprehensive income (loss), net of tax			(54,645)	(252,807)	(634,629)	181,108

Total comprehensive income for the period		￦	169,355	311,221	132,175	1,277,897

Profit (loss) attributable to:
Owners of the controlling company		￦	237,817	567,109	818,828	1,095,682
Non-controlling interests			(13,817)	(3,081)	(52,024)	1,107

Profit for the period		￦	224,000	564,028	766,804	1,096,789

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	163,352	386,648	204,592	1,286,923
Non-controlling interests			6,003	(75,427)	(72,417)	(9,026)

Total comprehensive income for the period		￦	169,355	311,221	132,175	1,277,897

Basic and diluted earnings per share (in Won)	32	￦	2,876	7,190	9,953	14,022

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2014 and 2013

(Unaudited)

	Attributable to owners of the controlling company								Non-
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total	controlling interests	Total
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income:
Profit for the period		—	—	—	—	—	1,095,682	1,095,682	1,107	1,096,789
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(78,096)	—	—	(78,096)	7,286	(70,810)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	436,124	—	—	436,124	2,874	438,998
Foreign currency translation differences, net of tax		—	—	—	(154,745)	—	—	(154,745)	(19,583)	(174,328)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(12,042)	(12,042)	(710)	(12,752)

Total comprehensive income		—	—	—	203,283	—	1,083,640	1,286,923	(9,026)	1,277,897

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Interim dividends		—	—	—	—	—	(154,490)	(154,490)	—	(154,490)
Changes in subsidiaries		—	—	—	—	—	—	—	34,954	34,954
Changes in ownership interests in subsidiaries		—	(74,736)	—	—	—	—	(74,736)	301,932	227,196
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919	498,468	1,495,387
Interest of hybrid bonds		—	—	—	—	—	(9,964)	(9,964)	(1,607)	(11,571)
Disposal of treasury shares		—	1,569	—	—	802,621	—	804,190	—	804,190
Others		—	460	—	(559)	—	2,372	2,273	(7,279)	(5,006)

Total transactions with owners of the controlling company		—	(72,707)	996,919	(559)	802,621	(625,549)	1,100,725	795,924	1,896,649

Balance as of September 30, 2013	￦	482,403	1,032,107	996,919	114,574	(1,588,785)	40,804,572	41,841,790	3,762,174	45,603,964

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2014 and 2013, Continued

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2014	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030
Comprehensive income:
Profit for the period		—	—	—	—	—	818,828	818,828	(52,024)	766,804
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(78,351)	—	—	(78,351)	(3,930)	(82,281)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(362,499)	—	—	(362,499)	140	(362,359)
Foreign currency translation differences, net of tax		—	—	—	(87,217)	—	—	(87,217)	(12,122)	(99,339)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(86,169)	(86,169)	(4,481)	(90,650)

Total comprehensive income		—	—	—	(528,067)	—	732,659	204,592	(72,417)	132,175

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(30,707)	(509,409)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)	—	(159,568)
Changes in subsidiaries		—	—	—	—	—	—	—	27,922	27,922
Changes in ownership interests in subsidiaries		—	(3,973)	—	—	—	—	(3,973)	42,538	38,565
Interest of hybrid bonds		—	—	—	—	—	(32,585)	(32,585)	(20,079)	(52,664)
Disposal of treasury shares		—	50	—	—	138	—	188	—	188
Others		—	(694)	—	3,141	—	(2,202)	245	(1,315)	(1,070)

Total transactions with owners of the controlling company		—	(4,617)	—	3,141	138	(673,057)	(674,395)	18,359	(656,036)

Balance as of September 30, 2014	￦	482,403	1,073,649	996,919	(548,002)	(1,578,986)	41,150,251	41,576,234	3,721,935	45,298,169

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2014 and 2013

(Unaudited)

(in millions of Won)	Note	September 30, 2014		September 30, 2013
Cash flows from operating activities
Profit for the period		￦	766,804	1,096,789
Adjustments for:
Depreciation			2,134,605	1,878,523
Amortization			247,519	128,113
Finance income			(839,873)	(735,964)
Finance costs			1,230,302	1,305,786
Income tax expense			552,687	394,678
Gain on disposal of property, plant and equipment			(4,998)	(12,800)
Loss on disposal of property, plant and equipment			26,911	83,854
Share of loss of equity-accounted investees			165,467	73,264
Cost for defined benefit plans			175,963	184,981
Bad debt expenses			147,112	156,023
Loss on valuation of inventories			46,103	68,538
Other provision expense			185,131	100,365
Impairment loss on assets held for sale			14,917	2,163
Gain on disposal of assets held for sale			—	(87,158)
Others, net			65,548	(30,344)

			4,147,394	3,510,022

Changes in operating assets and liabilities	35		(2,322,237)	(51,536)
Interest received			142,861	182,890
Interest paid			(632,772)	(505,997)
Dividends received			100,566	195,155
Income taxes paid			(572,332)	(695,515)

Net cash provided by operating activities		￦	1,630,284	3,731,808

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2014 and 2013, Continued

(Unaudited)

(in millions of Won)	Note	September 30, 2014		September 30, 2013
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(2,395,107)	(3,563,497)
Proceeds from disposal of short-term financial instruments			3,772,277	3,274,914
Increase in loans			(133,079)	(348,485)
Collection of loans			15,281	304,755
Acquisitions of available-for-sale investments			(72,819)	(214,896)
Proceeds from disposal of available-for-sale investments			22,941	76,958
Acquisitions of investments of equity-accounted investees			(677,647)	(883,712)
Proceeds from disposal of investments of equity-accounted investees			308	5,536
Acquisitions of property, plant and equipment			(2,774,984)	(4,949,729)
Proceeds from disposal of property, plant and equipment			40,551	32,661
Acquisitions of investment property			(359,930)	—
Proceeds from investment property			24,512	5,482
Acquisitions of intangible assets			(258,592)	(434,179)
Proceeds from disposal of intangible assets			9,476	8,558
Cash received from (paid in) acquisition of business, net of cash acquired			(393,319)	5,729
Cash received from disposal of business			—	6,412
Other, net			(19,880)	28,873

Net cash used in investing activities			(3,200,011)	(6,644,620)

Cash flows from financing activities
Proceeds from borrowings			2,369,844	3,449,420
Repayment of borrowings			(2,644,667)	(2,380,712)
Proceeds from short-term borrowings, net			2,183,116	185,021
Payment of cash dividends			(669,073)	(649,694)
Proceeds from issuance of hybrid bonds			—	1,495,387
Payment of interest of hybrid bonds			(52,813)	(11,114)
Other, net			45,715	261,717

Net cash provided by financing activities			1,232,122	2,350,025

Effect of exchange rate fluctuation on cash held			(27,726)	(67,416)
Net decrease in cash and cash equivalents			(365,331)	(630,203)
Cash and cash equivalents at beginning of the period			4,208,562	4,680,526

Cash and cash equivalents at end of the period		￦	3,843,231	4,050,323

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014

(Unaudited)

1. General Information

General information about POSCO, its 45 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION., LTD., foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 98 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of September 30, 2014, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b)	Consolidated subsidiaries acquired or reclassified during the nine-month period ended September 30, 2014

1)	Consolidated subsidiaries acquired or reclassified during the nine-month period ended September 30, 2014 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Hanjung Power Pty., Ltd	January 2014	100.00	Reclassification from associates
Daewoo Amara Company Limited	January 2014	85.00	New establishment
POSMATE-CHINA CO., LTD	January 2014	100.00	New establishment
Daewoo Precious Resources Co., Ltd.	March 2014	60.00	New establishment
POSCO-Mexico Villagran Wire-rod Processing Center	March 2014	66.75	New establishment
POSCO Greengas Tec Co., Ltd.	April 2014	100.00	New establishment
SANTOS CMI Guatemala S.A.	April 2014	100.00	New acquisition
Santos CMI Construction Inc S.A	April 2014	100.00	New acquisition
POSCO-China Dalian Steel Fabricating Center	May 2014	51.00	New establishment
Keystone 1st Private Equity Fund	June 2014	55.12	Reclassification from associates
POSCO WOMAN’S FUND (*1)	July 2014	40.00	New establishment
Chun Sa wind	July 2014	100.00	New acquisition
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)	July 2014	100.00	Reclassification from associates
POSPOWER CO., Ltd.	August 2014	100.00	New acquisition
Future Creation Fund Postech Early Stage account (*1)	September 2014	40.00	Reclassification from associates

(*1)	included in the consolidated financial statements as the controlling company has control over them in the consideration of the board of directors’ composition and others.

2)	Cash outflows (inflows) from business acquisition

(in millions of Won)	Amounts
Consideration transferred	￦	457,569
Less: Cash and cash equivalent acquired		(64,250)

Total	￦	393,319

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(c)	Subsidiaries that were excluded from consolidation during the nine-month period ended September 30, 2014 are as follows:

Company	Date of disposal	Reason
POSCO-JOPC Co., Ltd.	January 2014	Statutory merger by POSCO-JWPC CO,. Ltd. (formerly, POSCO-JKPC Co., Ltd)
S&K -SANTOSCMI S.A. DE C.V.	March 2014	Liquidation
Santos CMI Construction Inc S.A	September 2014	Statutory merger by SANTOS CMI Guatemala S.A.

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainties were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013, except for estimation of measuring provision for restoration (note 18).

(b)	Measurement of fair value

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the department manager of finance department.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuation techniques should be classified.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1	–	unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3	–	inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in Note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policy are also expected to be applied in the Company’s consolidated financial statements as of and for the year ending December 31, 2014.

(a) Changes in accounting policies

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2014.

1)	K-IFRS No. 1032, “Financial Instruments: Presentation”

2)	K-IFRS No. 1036, “Impairment of Assets”

3)	K-IFRS No. 2121, “Levies”

The details of changes in accounting policies are as follows:

1)	Offsetting financial assets and financial liabilities

The Company has applied the amendments to K-IFRS No. 1032, “Financial Instruments: Presentation” since January 1, 2014. The amendments, which should be applied retrospectively, require that a financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position only when the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

A legally enforceable right of set-off must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default and the event of insolvency or bankruptcy of the Company or the counterparties.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

If the Company can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the Company will meet the net settlement criterion. The net settlement criterion will occur only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

2)	Disclosure of impairment loss

The Company has applied the amendments to K-IFRS No. 1036, “Impairment of Assets” since January 1, 2014. The amendments, which should be applied retrospectively, require disclosure of the recoverable amount only if the Company recognized an impairment loss on goodwill or an intangible asset with an indefinite useful life for an individual asset or a cash-generating unit.

3)	Levies

The Company has adopted K-IFRS No. 2121, “Levies” with a date of initial application of January 1, 2014. K-IFRS No. 2121, which should be applied retrospectively, defines the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. If the obligating event is the reaching of a minimum activity threshold, the corresponding liability is recognized when that minimum activity threshold is reached. The Company shall recognize an asset if it has prepaid a levy but does not yet have a present obligation to pay that levy.

(b) Impact of changes in accounting policy

Upon adoption of K-IFRS No. 1032 and K-IFRS No. 2121, there is no impact on the Company’s prior year’s consolidated financial statements. Upon adoption of K-IFRS No, 1036, the Company will make the required disclosures in the annual financial statements for the year ending December 31, 2014 as applicable.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Trade accounts and notes receivable	￦	10,845,424	10,299,826
Finance lease receivables		26,372	36,029
Unbilled due from customers for contract work		1,537,052	1,574,929
Less: Allowance for doubtful accounts		(436,705)	(418,183)

	￦	11,972,143	11,492,601

Non-current
Trade accounts and notes receivable	￦	77,716	50,639
Finance lease receivables		48,918	67,251
Less: Allowance for doubtful accounts		(36,192)	(20,890)

	￦	90,442	97,000

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦131,339 million and ￦73,956 million as of September 30, 2014 and December 31, 2013, respectively, and are included in short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Short-term loans	￦	283,526	298,289
Other accounts receivable		1,211,157	1,322,352
Accrued income		70,673	74,968
Deposits		58,263	69,502
Others		270,969	275,892
Less: Allowance for doubtful accounts		(187,451)	(150,580)

	￦	1,707,137	1,890,423

Non-current
Long-term loans	￦	809,228	604,478
Long-term other accounts receivable		154,603	152,383
Accrued income		1,100	1,110
Deposits		163,218	111,482
Less: Allowance for doubtful accounts		(158,662)	(71,998)

	￦	969,487	797,455

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Derivatives assets held for trading	￦	106,090	44,082
Short-term available-for-sale securities		20,092	10,772
Current portion of held-to-maturity securities (bonds)		12,221	2,232
Short-term financial instruments (*1,2)		1,548,848	2,913,579

	￦	1,687,251	2,970,665

Non-current
Derivatives assets held for trading	￦	24,061	34,140
Long-term available-for-sale securities (equity instruments) (*3,4)		3,059,210	4,068,766
Long-term available-for-sale securities (bonds)		35,975	32,456
Long-term available-for-sale securities (others)		51,609	54,390
Held-to-maturity securities (bonds)		1,432	1,602
Long-term financial instruments (*2)		244,784	274,376

	￦	3,417,071	4,465,730

(*1)	As of September 30, 2014 and December 31, 2013, ￦6,331 million and ￦949 million, respectively, are restricted for the use in a government project.
(*2)	As of September 30, 2014 and December 31, 2013, financial instruments amounting to ￦238,395 million and ￦261,034 million, respectively, are restricted for the use in financial arrangements, pledge and others.
(*3)	During the nine-month period ended September 30, 2014, there was a significant decline in the fair value of shares of HYUNDAI Heavy Industries Co., Ltd. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, impairment losses of ￦195,956 million was recognized in profit or loss during the nine-month period ended September 30, 2014.
(*4)	As of September 30, 2014 and December 31, 2013, ￦157,023 million and ￦691,801 million of long-term available-for-sale securities, respectively, have been provided as collateral for construction projects of CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

7. Inventories

Inventories as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Finished goods	￦	1,621,293	1,406,297
Merchandise		867,357	711,802
Semi-finished goods		1,874,236	1,711,294
Raw materials		2,564,803	2,228,110
Fuel and materials		784,229	801,992
Construction inventories		1,161,142	1,183,390
Materials-in-transit		2,126,671	1,848,389
Others		98,813	96,389

		11,098,544	9,987,663

Less: Allowance for inventories valuation		(164,230)	(189,282)

	￦	10,934,314	9,798,381

The amounts of valuation losses of inventories recognized within cost of sales during the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were ￦46,103 million and ￦49,172 million, respectively.

8. Assets Held for Sale

Details of assets held for sale and related liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
	Subsidiaries (*1,2,3)		The controlling company (*4)	Subsidiaries (*5)	Total
Assets
Cash and cash equivalents	￦	18,729	—	—	—
Trade accounts and notes receivables, net		2,612	—	—	—
Other financial assets		18,057	—	—	—
Inventories		1,322	—	—	—
Investments in associates and joint ventures		—	1,304	—	1,304
Investment property, net		69,063	—	—	—
Property, plant and equipment, net		60,402	—	1,190	1,190
Other assets		5,038	—	—	—

	￦	175,223	1,304	1,190	2,494

Liabilities
Trade accounts and notes payable, net	￦	23,234	—	—	—
Borrowings		25,214	—	—	—
Other liabilities		4,224	—	—	—

	￦	52,672	—	—	—

(*1)	Daewoo International Corporation, a subsidiary of the Company, entered into a sales contract to dispose its Daewoo Department Store located in Masan in accordance with the Board of Director’s resolution on August 18, 2014. Accordingly, the Company classified it as assets held for sale and recognized an impairment loss of ￦14,917 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(*2)	POSCO ENGINEERING & CONSTRUCTION., LTD., a subsidiary of the Company, entered into a sales contract to dispose of 50% of its shares in INTERNATIONAL BUSINESS CENTER CORPORATION in Vietnam in accordance with the Board of Director’s resolution. Accordingly, the Company classified it as assets held for sale.
(*3)	POSCO TMC Co., Ltd., and POSCO-VIETNAM Co., Ltd., subsidiaries of the Company, determined to dispose of some tangible assets including disused facilities and classified them as assets held for sale.
(*4)	The Company determined to dispose of its shares in POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of December 31, 2013. The Company completed the disposal of this investment during the nine-month period ended September 30, 2014 and recognized a loss of ￦14 million on disposal of assets held for sale.
(*5)	POSCO AST CO., Ltd., a subsidiary of the Company, determined to dispose of its land and building and classified them as assets held for sale as of December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014					December 31, 2013
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,565	27.85	178,566	￦	177,424	177,563
SNNC	18,130,000	49.00	90,650		130,426	123,969
POSCO PLANTEC Co., Ltd.	34,055,530	41.95	366,443		124,776	234,203
QSONE Co., Ltd.	200,000	50.00	84,395		84,048	84,096
Incheon-Gimpo Expressway Co., Ltd (*1)	9,641,419	29.94	48,207		45,813	37,759
BLUE OCEAN Private Equity Fund	333	27.52	33,300		31,305	29,391
UITrans LRT Co., Ltd. (*1)	4,395,669	38.19	21,978		30,244	19,185
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. (*1)	2,008,000	25.10	10,040		21,618	23,733
Garolim Tidal Power Plant Co., Ltd.	3,020,220	32.13	15,101		12,420	12,941
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund	11,862,500	12.50	11,863		11,060	6,685
Taegisan Wind Power Corporation (*1)	2,500,000	50.00	12,500		7,775	7,661
Pohang Techno Valley PFV Corporation	1,719,000	54.99	8,595		5,166	5,166
Others (31 companies) (*1)					34,477	37,773

					716,552	800,125

[Foreign]
Eureka Moly LLC	—	20.00	240,123		217,007	217,513
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04	150,779		153,229	140,202
7623704 Canada Inc.	114,452,000	10.40	124,341		111,871	119,516
Nickel Mining Company SAS	3,234,698	49.00	157,585		106,023	135,178
AMCI (WA) PTY LTD.	49	49.00	209,664		92,122	98,467
AES-VCM Mong Duong Power Company Limited	—	30.00	74,161		91,938	81,436
KOREA LNG LTD.	2,400	20.00	135,205		63,607	64,453
CAML RESOURCES PTY LTD.	3,239	33.34	40,388		38,533	43,820
NCR LLC	—	29.41	32,348		31,204	30,496
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00	9,517		20,287	20,600
VSC POSCO Steel Corporation	1,000,000	50.00	9,014		8,527	9,464
PT. Wampu Electric Power (*1)	7,800,000	20.00	9,028		8,312	7,237
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00	4,723		6,376	6,083
Others (24 companies)					49,740	55,457

					998,776	1,029,922

				￦	1,715,328	1,830,047

(*1)	As of September 30, 2014, investments in associates amounting to ￦71,948 million are provided as collateral for the associates’ borrowings.

(b)	Details of investments in joint ventures as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014					December 31, 2013
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBOND TECHNOLOGY	11,568,000	60.00	115,680	￦	113,554	115,708
POSCO ES MATERIALS	1,000,000	50.00	43,000		39,078	40,386

					152,632	156,094

[Foreign]
Roy Hill Holdings Pty Ltd.	12,723,959	12.50	1,528,672		1,312,793	825,901
POSCO-NPS Niobium LLC	325,050,000	50.00	364,609		341,571	343,590
CSP - Compania Siderurgica do Pecem	827,771,230	20.00	469,891		275,483	263,419
DMSA/AMSA (*1)	—	4.00	193,182		164,479	180,355
KOBRASCO	2,010,719,185	50.00	32,950		95,782	95,233
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00	61,961		95,382	96,309
Others (10 companies)					37,794	17,745

					2,323,284	1,822,552

				￦	2,475,916	1,978,646

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(*1)	As of September 30, 2014, investments in joint ventures amounting to ￦164,479 million are provided as collateral for the joint venture’s borrowings.

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

1)	For the nine-month period ended September 30, 2014

(in millions of Won)	December 31, 2013 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease) (*1)	September 30, 2014 Book value
Company
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	177,563	—	—	(139)	—	177,424
SNNC		123,969	—	(5,149)	11,724	(118)	130,426
POSCO PLANTEC Co., Ltd.		234,203	25,356	—	(139,251)	4,468	124,776
QSONE Co., Ltd.		84,096	—	—	(48)	—	84,048
Incheon-Gimpo Expressway Co., Ltd		37,759	8,331	—	(274)	(3)	45,813
BLUE OCEAN Private Equity Fund		29,391	—	—	2,059	(145)	31,305
UITrans LRT Co., Ltd.		19,185	2,330	—	8,729	—	30,244
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		23,733	—	—	(2,006)	(109)	21,618
Garolim Tidal Power Plant Co., Ltd.		12,941	—	—	(521)	—	12,420
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		6,685	4,850	—	(475)	—	11,060
Taegisan Wind Power Corporation		7,661	—	—	518	(404)	7,775
Pohang Techno Valley PFV Corporation		5,166	—	—	—	—	5,166
POSCO MITSUBISHI CARBOND TECHNOLOGY		115,708	—	—	(2,154)	—	113,554
POSCO ES MATERIALS		40,386	—	—	(1,255)	(53)	39,078
Others (31 companies)		37,773	11,199	—	(4,663)	(9,832)	34,477

		956,219	52,066	(5,149)	(127,756)	(6,196)	869,184

[Foreign]
Eureka Moly LLC		217,513	—	—	—	(506)	217,007
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	13,530	(503)	153,229
7623704 Canada Inc.		119,516	—	(5,505)	(1,673)	(467)	111,871
Nickel Mining Company SAS		135,178	—	—	(18,751)	(10,404)	106,023
AMCI (WA) PTY LTD.		98,467	—	—	(4,010)	(2,335)	92,122
AES-VCM Mong Duong Power Company Limited		81,436	—	—	(3,067)	13,569	91,938
KOREA LNG LTD.		64,453	—	(13,947)	13,881	(780)	63,607
CAML RESOURCES PTY LTD.		43,820	—	—	(3,379)	(1,908)	38,533
NCR LLC		30,496	—	—	(53)	761	31,204
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		20,600	—	(352)	488	(449)	20,287
VSC POSCO Steel Corporation		9,464	—	(799)	(138)	—	8,527
PT. Wampu Electric Power		7,237	—	—	1,124	(49)	8,312
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,083	—	—	488	(195)	6,376
Roy Hill Holdings Pty Ltd.		825,901	530,492	—	10,546	(54,146)	1,312,793
POSCO-NPS Niobium LLC		343,590	—	(16,414)	15,714	(1,319)	341,571
CSP - Compania Siderurgica do Pecem		263,419	75,966	—	(52,586)	(11,316)	275,483
DMSA/AMSA		180,355	—	—	(14,941)	(935)	164,479
KOBRASCO		95,233	—	(18,429)	22,562	(3,584)	95,782
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	—	745	(1,672)	95,382
Others (34 companies)		73,202	23,436	(857)	(18,191)	9,944	87,534

		2,852,474	629,894	(56,303)	(37,711)	(66,294)	3,322,060

	￦	3,808,693	681,960	(61,452)	(165,467)	(72,490)	4,191,244

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	For the year ended December 31, 2013

(in millions of Won)	December 31, 2012 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2013 Book value
Company
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	—	178,566	—	(1,017)	14	177,563
SNNC		147,539	—	(27,685)	2,183	1,932	123,969
POSCO PLANTEC Co., Ltd.		181,361	101,210	—	(49,065)	697	234,203
QSONE Co., Ltd.		—	84,395	—	(299)	—	84,096
Incheon-Gimpo Expressway Co., Ltd		13,680	24,521	—	(441)	(1)	37,759
BLUE OCEAN Private Equity Fund		33,839	—	—	(2,015)	(2,433)	29,391
UITrans LRT Co., Ltd.		16,444	1,967	—	668	106	19,185
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		29,414	—	—	(5,535)	(146)	23,733
Garolim Tidal Power Plant Co., Ltd.		11,544	2,201	—	(804)	—	12,941
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		—	7,013	—	(327)	(1)	6,685
Taegisan Wind Power Corporation		5,548	—	—	2,152	(39)	7,661
Pohang Techno Valley PFV Corporation		8,595	—	—	(177)	(3,252)	5,166
POSCO MITSUBISHI CARBOND TECHNOLOGY		28,060	86,760	—	888	—	115,708
POSCO ES MATERIALS		42,388	—	—	(1,963)	(39)	40,386
Others (33 companies)		92,587	14,599	—	(16,709)	(52,704)	37,773

		610,999	501,232	(27,685)	(72,461)	(55,866)	956,219

[Foreign]
Eureka Moly LLC		213,136	—	—	—	4,377	217,513
South-East Asia Gas Pipeline Company Ltd.		144,831	—	—	(2,585)	(2,044)	140,202
7623704 Canada Inc.		—	124,341	—	(1)	(4,824)	119,516
Nickel Mining Company SAS		146,699	—	—	(16,617)	5,096	135,178
AMCI (WA) PTY LTD.		123,018	—	—	(6,283)	(18,268)	98,467
AES-VCM Mong Duong Power Company Limited		48,636	—	—	(12,841)	45,641	81,436
KOREA LNG LTD.		99,976	—	(21,999)	21,898	(35,422)	64,453
CAML RESOURCES PTY LTD.		62,227	—	(12,428)	17,984	(23,963)	43,820
NCR LLC		39,303	—	—	(9,609)	802	30,496
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,045	—	—	1,304	251	20,600
VSC POSCO Steel Corporation		9,347	—	(433)	760	(210)	9,464
PT. Wampu Electric Power		7,414	—	—	—	(177)	7,237
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,274	—	(62)	717	154	6,083
Roy Hill Holdings Pty Ltd.		527,129	446,201	—	(37,781)	(109,648)	825,901
POSCO-NPS Niobium LLC		348,646	—	(16,188)	16,079	(4,947)	343,590
CSP - Compania Siderurgica do Pecem		214,761	128,185	—	(34,410)	(45,117)	263,419
DMSA/AMSA		124,326	58,374	—	31	(2,376)	180,355
KOBRASCO		113,847	—	(26,482)	21,948	(14,080)	95,233
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		92,888	—	—	2,400	1,021	96,309
Others (35 companies)		87,759	7,439	(11,953)	(70,342)	60,299	73,202

		2,428,262	764,540	(89,545)	(107,348)	(143,435)	2,852,474

	￦	3,039,261	1,265,772	(117,230)	(179,809)	(199,301)	3,808,693

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

(d)	The fair value of investments in associates and joint ventures for which there are published price quotations as of September 30, 2014 are as follows:

(in millions of Won)
Company	Fair value
POSCO PLANTEC Co., Ltd.	￦	116,470

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(e)	Summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2014 and as of and for the year ended December 31, 2013 is as follows:

1)	September 30, 2014

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	637,871	1,013	636,858	—	823
SNNC		743,561	451,300	292,261	276,421	34,478
POSCO PLANTEC Co., Ltd.		880,281	776,517	103,764	474,565	(102,519)
QSONE Co., Ltd.		244,205	76,108	168,097	6,827	(205)
Incheon-Gimpo Expressway Co., Ltd		248,961	97,777	151,184	—	(914)
BLUE OCEAN Private Equity Fund		361,325	247,573	113,752	429,180	8,004
UITrans LRT Co., Ltd.		137,552	85,687	51,865	—	(601)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		256,186	202,135	54,051	603	(7,994)
Garolim Tidal Power Plant Co., Ltd.		39,264	646	38,618	—	(1,623)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		89,893	1,411	88,482	1,648	(3,801)
Taegisan Wind Power Corporation		68,507	51,176	17,331	7,846	833
Pohang Techno Valley PFV Corporation		20,491	15,771	4,720	—	(17)
POSCO MITSUBISHI CARBOND TECHNOLOGY		341,723	153,416	188,307	—	(3,591)
POSCO ES MATERIALS		66,247	19,646	46,601	11,778	(2,509)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,935,114	1,323,182	611,932	231,946	54,034
7623704 Canada Inc.		1,089,872	2,031	1,087,841	—	(566)
Nickel Mining Company SAS		412,053	136,110	275,943	90,099	(17,332)
KOREA LNG LTD.		386,031	6,139	379,892	70,795	69,407
CAML RESOURCES PTY LTD.		163,660	44,061	119,599	128,201	(10,135)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		144,443	78,975	65,468	141,696	1,462
VSC POSCO Steel Corporation		36,344	23,100	13,244	77,014	(234)
PT. Wampu Electric Power		173,223	134,830	38,393	33,474	5,618
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		59,290	33,550	25,740	58,057	1,823
Roy Hill Holdings Pty Ltd.		6,251,496	2,614,719	3,636,777	—	84,368
POSCO-NPS Niobium LLC		682,939	—	682,939	—	31,427
CSP - Compania Siderurgica do Pecem		2,873,126	1,233,164	1,639,962	—	(106,654)
DMSA/AMSA		8,568,481	5,514,918	3,053,563	519,633	(373,533)
KOBRASCO		234,563	42,999	191,564	71,470	45,125
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		718,558	364,643	353,915	964,042	2,980

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	December 31, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	652,849	1,034	651,815	—	(3,684)
SNNC		504,351	235,830	268,521	405,419	8,458
POSCO PLANTEC Co., Ltd.		900,409	765,481	134,928	597,561	(98,435)
QSONE Co., Ltd.		247,592	79,399	168,193	882	(597)
Incheon-Gimpo Expressway Co., Ltd		157,082	32,691	124,391	—	(1,473)
BLUE OCEAN Private Equity Fund		341,118	234,321	106,797	425,678	(7,321)
UITrans LRT Co., Ltd.		102,828	56,438	46,390	—	(925)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		284,290	222,246	62,044	10,224	(15,924)
Garolim Tidal Power Plant Co., Ltd.		43,592	3,350	40,242	—	(2,502)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		55,195	1,712	53,483	1,064	(1,116)
Taegisan Wind Power Corporation		70,056	53,558	16,498	13,338	4,528
Pohang Techno Valley PFV Corporation		20,783	16,046	4,737	—	(322)
POSCO MITSUBISHI CARBOND TECHNOLOGY		243,644	51,747	191,897	—	89
POSCO ES MATERIALS		59,807	10,590	49,217	5,759	(3,926)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,755,847	1,195,935	559,912	19,878	(10,323)
7623704 Canada Inc.		1,161,363	15	1,161,348	—	(10)
Nickel Mining Company SAS		416,878	91,851	325,027	120,324	(39,686)
KOREA LNG LTD.		381,437	98	381,339	111,602	109,495
CAML RESOURCES PTY LTD.		185,465	52,782	132,683	238,296	53,950
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		133,554	67,202	66,352	205,453	3,859
VSC POSCO Steel Corporation		33,116	17,860	15,256	110,059	1,766
PT. Wampu Electric Power		122,733	89,862	32,871	27,042	(3,496)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		63,304	38,951	24,353	79,578	3,134
Roy Hill Holdings Pty Ltd.		2,703,533	244,437	2,459,096	—	(302,248)
POSCO-NPS Niobium LLC		686,978	—	686,978	—	32,158
CSP - Compania Siderurgica do Pecem		1,520,989	78,847	1,442,142	—	(16,915)
DMSA/AMSA		8,636,317	5,190,558	3,445,759	—	(473)
KOBRASCO		203,467	13,001	190,466	70,428	42,852
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		776,557	418,958	357,599	1,479,765	5,359

10. Joint Operations

Details of significant joint operations of the Company as of September 30, 2014 and December 31, 2013 are as follows:

		Ownership (%)
Joint operations	Operation	September 30, 2014	December 31, 2013	Location
Myanmar A-1/A-3 mine	Mine development	51.00	51.00	Myanmar
Offshore midstream	Mine development	51.00	51.00	Myanmar
Gleenhills mine	Mine development	20.00	20.00	Canada
Actos Anthracite coal project	Mine development	20.00	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	20.00	Australia
POSMAC J/V	Mine development	20.00	20.00	Australia
CD J/V	Mine development	5.00	5.00	Australia
Intergra Coal J/V	Mine development	2.35	5.95	Australia
RUM J/V	Mine development	10.00	10.00	Australia
Camberwell Coal J/V	Mine development	8.39	8.39	Australia

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

11. Investment Property, Net

Changes in the carrying value of investment property for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the nine-month period ended September 30, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	161,502	95,918	(10,534)	—	36,118	283,004
Buildings		239,193	193,326	(13,505)	(9,317)	(49,349)	360,348
Structures		3,599	—	—	(355)	(1,252)	1,992
Construction-in-Progress		20,935	70,686	—	—	309,088	400,709

	￦	425,229	359,930	(24,039)	(9,672)	294,605	1,046,053

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	211,382	—	12,625	(4,410)	—	(58,095)	161,502
Buildings		304,503	10	8,432	(3,129)	(12,008)	(58,615)	239,193
Structures		5,306	—	—	—	(314)	(1,393)	3,599
Construction-in-Progress		—	20,935	—	—	—	—	20,935

	￦	521,191	20,945	21,057	(7,539)	(12,322)	(118,103)	425,229

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the nine-month period ended September 30, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others (*2)	Ending
Land	￦	2,708,010	34,930	31,772	(17)	—	(24,070)	2,750,625
Buildings		4,888,835	57,244	—	(9,286)	(268,890)	550,808	5,218,711
Structures		2,784,587	13,061	—	(1,863)	(166,085)	381,365	3,011,065
Machinery and equipment		19,442,836	116,356	1,082	(38,538)	(1,621,700)	3,616,883	21,516,919
Vehicles		51,033	7,653	434	(1,687)	(15,158)	15,471	57,746
Tools		62,853	10,673	—	(362)	(24,844)	6,084	54,404
Furniture and fixtures		173,152	29,073	795	(351)	(54,087)	(3,909)	144,673
Capital lease assets		100,524	199	—	(30)	(8,201)	(10,469)	82,023
Construction-in-progress		5,548,289	2,506,756	8,344	(10,331)	—	(5,527,329)	2,525,729

	￦	35,760,119	2,775,945	42,427	(62,465)	(2,158,965)	(995,166)	35,361,895

(*1)	Impairment losses on property, plant and equipment amounting to ￦34,032 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others (*2)	Ending
Land	￦	2,646,422	23,404	23,108	(24,548)	—	39,624	2,708,010
Buildings		4,168,802	72,168	7,352	(48,278)	(308,084)	996,875	4,888,835
Structures		2,320,181	29,338	18,568	(7,633)	(189,740)	613,873	2,784,587
Machinery and equipment		16,532,204	740,682	9,634	(88,565)	(1,867,408)	4,116,289	19,442,836
Vehicles		60,154	10,326	700	(2,356)	(19,402)	1,611	51,033
Tools		69,851	20,638	304	(1,811)	(33,494)	7,365	62,853
Furniture and fixtures		183,380	31,578	1,087	(4,837)	(72,062)	34,006	173,152
Capital lease assets		57,224	670	—	(712)	(12,766)	56,108	100,524
Construction-in-progress		6,238,161	5,931,141	—	(10,369)	—	(6,610,644)	5,548,289

	￦	32,276,379	6,859,945	60,753	(189,109)	(2,502,956)	(744,893)	35,760,119

(*1)	Impairment losses on property, plant and equipment amounting to ￦9,742 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying value of goodwill and other intangible assets for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the nine-month period ended September 30, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,615,938	—	3,953	—	—	(7,884)	1,837	1,613,844
Intellectual property rights		1,474,859	162,200	—	(1)	(98,913)	(18,166)	1,256,795	2,776,774
Premium in rental (*2)		131,267	13,988	—	(8,368)	(95)	(919)	105	135,978
Development expense		61,102	16,891	10	(366)	(40,115)	(3,784)	145,276	179,014
Port facilities usage rights		167,111	433	—	—	(9,674)	—	1,836	159,706
Exploratation and evaluation assets		359,748	6,038	—	—	—	—	(296,637)	69,149
Mining development assets		968,191	—	—	—	—	—	(968,191)	—
Customer relationships		692,880	—	—	—	(39,885)	—	626	653,621
Other intangible assets (*4)		458,744	231,832	519,796	(603)	(58,837)	—	(126,077)	1,024,855

	￦	5,929,840	431,382	523,759	(9,338)	(247,519)	(30,753)	15,570	6,612,941

(*1)	Acquisition amounts include goodwill amounting to ￦3,953 million related to the acquisition of Hanjung Power Pty., Ltd and Santos CMI Construction Inc S.A.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications. Reclassifications are primarily those exploration and evaluation assets reclassified to intellectual property rights amounting to ￦1,266,274 million due to commercial development of Myanmar A-1 mine and development expense amounting to ￦137,016 million due to completion of the new ERP system.
(*4)	For the nine-month period ended September 30, 2014, POSCO ENGINEERING & CONSTRUCTION., LTD. recognized other intangible assets and other provisions amounting to ￦169,000 million in relation to project financing agreements on the Urban Development Project in Gaepo-dong, Seoul. POSCO ENERGY CO., LTD. recognized other intangible assets amounting to ￦519,786 million in relation to operation permit for development business when acquiring POSPOWER CO., Ltd.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,713,691	—	2,668	—	—	(103,436)	3,015	1,615,938
Intellectual property rights		275,146	54,182	—	(291)	(35,532)	(10,313)	1,191,667	1,474,859
Premium in rental (*2)		137,733	4,089	1,605	(4,382)	(211)	(4,457)	(3,110)	131,267
Development expense		60,931	13,717	2,032	—	(23,166)	(5,675)	13,263	61,102
Port facilities usage rights		83,122	—	—	—	(10,318)	—	94,307	167,111
Exploratation and evaluation assets		479,728	4,669	—	—	—	—	(124,649)	359,748
Mining development assets		1,643,306	289,016	—	—	—	—	(964,131)	968,191
Customer relationships		750,732	—	—	—	(51,944)	—	(5,908)	692,880
Other intangible assets		517,971	211,627	684	(1,102)	(58,843)	(1,435)	(210,158)	458,744

	￦	5,662,360	577,300	6,989	(5,775)	(180,014)	(125,316)	(5,704)	5,929,840

(*1)	Acquisition amounts include goodwill amounting to ￦2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

14. Other Assets

Other current assets and other long-term assets as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Other current assets
Advance payment	￦	1,061,705	1,138,976
Prepaid expenses		173,175	130,272
Others		1,641	1,420

	￦	1,236,521	1,270,668

Other long-term assets
Long-term advance payment	￦	2,965	3,090
Long-term prepaid expenses		216,738	204,449
Others		156,812	157,659

	￦	376,515	365,198

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Bank	Interest rate(%)	September 30, 2014		December 31, 2013
Short-term borrowings
Bank overdrafts	Bank of America and others	0.1~8.0	￦	139,212	100,211
Short-term borrowings (*1)	HSBC Bank and others	0.4~13.0		9,361,545	7,256,486

				9,500,757	7,356,697

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Export-Import Bank of Korea and others	0.5~9.0		1,325,576	856,188
Less : Present value discount				(118)	(59)
Current portion of foreign loan	NATIXIS	2.0		632	927
Current portion of debentures (*1)	Korean Development Bank and others	1.7~6.0		1,219,135	2,502,246
Less : Current portion of discount on debentures issued				(871)	(2,353)

				2,544,354	3,356,949

			￦	12,045,111	10,713,646

(*1)	Property, plant and equipment, trade accounts and notes receivable, financial assets, available-for-sale financial assets and inventories amounting to ￦5,621,277 million, ￦16,787 million (two hundred ninety seven sheets of note receivable), ￦15,887 million, ￦1,834 million, and ￦307,249 million, respectively, as of September 30, 2014, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Bank	Interest rate(%)	September 30, 2014		December 31, 2013
Long-term borrowings (*1)	Export-Import Bank of Korea and others	0.5~11.0	￦	6,973,288	7,017,532
Less : Present value discount				(114,061)	(43,897)
Foreign loan (*2)	NATIXIS	2.0		626	1,140
Bonds (*1)	Korean Development Bank and others	0.9~6.0		8,850,849	8,590,965
Less : Discount on debentures issued				(29,732)	(45,372)
Add : Premium on debentures redemption				—	12,591

			￦	15,680,970	15,532,959

(*1)	Property, plant and equipment, trade accounts and notes receivable, financial assets, available-for-sale financial assets and inventories amounting to ￦5,621,277 million, ￦16,787 million (two hundred ninety seven sheets of note receivable), ￦15,887 million, ￦1,834 million and ￦307,249 million, respectively, as of September 30, 2014, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	As of September 30, 2014 and December 31, 2013, Korea Development Bank has provided guarantees related to the foreign loan.

16. Other Payables

Other payables as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Accounts payable	￦	972,376	914,288
Accrued expenses		865,896	873,613
Dividend payable		11,465	11,709
Finance lease liabilities		18,682	14,218
Withholding		329,737	315,026

	￦	2,198,156	2,128,854

Non-current
Accounts payable	￦	89,202	116,160
Accrued expenses		118,923	25,358
Finance lease liabilities		27,973	39,257
Long-term withholding		34,444	25,859

	￦	270,542	206,634

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Derivatives liabilities	￦	131,974	128,370
Financial guarantee liabilities		13,956	7,534

	￦	145,930	135,904

Non-current
Derivatives liabilities	￦	73,189	229,096
Financial guarantee liabilities		28,289	30,925

	￦	101,478	260,021

18. Provisions

(a)	Provisions as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014			December 31, 2013
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	38,782	—	52,377	—
Provision for construction warranties		15,623	51,809	35,027	20,669
Provision for legal contingencies and claims (*1)		—	52,763	—	30,330
Provision for restoration (*2)		41,343	39,295	—	4,385
Others (*3)		187,424	56,384	19,925	90,888

	￦	283,172	200,251	107,329	146,272

(*1)	The Company recognized probable outflow of resources amounting to ￦39,908 million and ￦17,549 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of September 30, 2014 and December 31, 2013, respectively.
(*2)	Due to contamination of land near the Company’s magnesium plant located in Gangneung, the Company recognized a provision of ￦85,209 million related to restoration costs. When estimating related costs, the Company has assumed that it would use all of technologies and materials available to restore the land. In addition, the Company has applied a discount rate of 3.83% to measure the present value of these costs.
(*3)	As of September 30, 2014 and December 31, 2013, the amount includes a provision of ￦198,400 million and ￦74,888 million, respectively, for expected outflow of resources in connection with the subrogation and financial joint guarantee for the construction projects of POSCO ENGINEERING & CONSTRUCTION., LTD.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

1)	For the nine-month period ended September 30, 2014

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	52,377	33,392	(43,767)	(3,183)	(37)	38,782
Provision for construction warranties		55,696	29,694	(12,636)	(4,328)	(994)	67,432
Provision for legal contingencies and claims		30,330	22,398	—	—	35	52,763
Provision for restoration		4,385	85,309	(9,161)	—	105	80,638
Others		110,813	230,961	(88,013)	(9,886)	(67)	243,808

	￦	253,601	401,754	(153,577)	(17,397)	(958)	483,423

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	42,904	48,362	(36,126)	(2,058)	(705)	52,377
Provision for construction warranties		50,716	27,008	(15,356)	(3,887)	(2,785)	55,696
Provision for legal contingencies and claims		30,920	5,090	(4,353)	(1,327)	—	30,330
Provision for restoration		4,371	130	—	—	(116)	4,385
Others		49,018	85,947	(23,576)	(1,597)	1,021	110,813

	￦	177,929	166,537	(79,411)	(8,869)	(2,585)	253,601

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2014		2013	2014	2013
Expense related to post-employment benefit plans under defined contribution plans	￦	5,872	6,318	17,425	18,312

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Present value of funded obligations	￦	1,715,497	1,515,426
Fair value of plan assets		(1,310,710)	(1,247,483)
Present value of non-funded obligations		5,036	5,217

Net defined benefit liabilities	￦	409,823	273,160

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Defined benefit obligation at the beginning of period	￦	1,520,643	1,410,399
Current service costs		170,010	238,386
Interest costs		40,978	47,039
Remeasurements		107,777	(12,615)
Business combinations		—	11,379
Benefits paid		(118,876)	(129,038)
Others		1	(44,907)

Defined benefit obligation at the end of period	￦	1,720,533	1,520,643

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Fair value of plan assets at the beginning of period	￦	1,247,483	1,064,711
Interest on plan assets		35,025	37,677
Remeasurement of plan assets		(8,830)	(1,482)
Contributions to plan assets		114,238	254,771
Business combinations		—	9,372
Benefits paid		(75,746)	(82,624)
Others		(1,460)	(34,942)

Fair value of plan assets at the end of period	￦	1,310,710	1,247,483

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2014		2013	2014	2013
Current service costs	￦	56,072	58,393	170,010	178,073
Net interest costs		2,070	2,790	5,953	6,908

Total	￦	58,142	61,183	175,963	184,981

20. Other Liabilities

Other liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Other current liabilities
Due to customers for contract work	￦	794,403	898,605
Advances received		884,877	1,176,621
Unearned revenue		23,756	29,217
Withholdings		198,073	192,497
Deferred revenue		—	202
Others (*1)		275,974	268,032

	￦	2,177,083	2,565,174

Other long-term liabilities
Advances received	￦	141,644	201,432
Unearned revenue		1,131	1,465
Others (*1)		61,593	57,954

	￦	204,368	260,851

(*1)	Includes other current liabilities amounting to ￦264,599 million, ￦261,855 million and other long-term liabilities amounting to ￦8,624 million and ￦8,935 million as of September 30, 2014 and December, 31 2013, respectively, due to proportionate consolidation of joint operations which are owned by POSCO’s subsidiaries.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Financial assets at fair value through profit or loss Derivatives assets held for trading	￦	130,151	78,222
Available-for-sale financial assets		3,166,886	4,166,384
Held-to-maturity investments		13,653	3,834
Loans and receivables		19,729,429	21,206,326

	￦	23,040,119	25,454,766

2)	Financial liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	￦	205,163	357,466

Financial liabilities measured at amortized cost
Trade accounts and notes payable		3,728,462	4,231,881
Borrowings		27,726,081	26,246,605
Financial guarantee liabilities		42,245	38,459
Others		2,183,253	2,253,989

		33,680,041	32,770,934

	￦	33,885,204	33,128,400

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2014 and 2013 were as follows:

☐	September 30, 2014

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	￦	—	—	—	—	143,594	90,336	233,930	—
Available-for-sale financial assets		254	41,290	—	—	200,112	(195,956)	45,700	(362,359)
Held-to-maturity investments		27	—	—	—	—	56	83	—
Loans and receivables		165,052	—	(61,029)	77,040	(15,743)	491	165,811	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(158,394)	(94,825)	(253,219)	—
Financial liabilities at amortized cost		(610,863)	—	116,904	(20,773)	(38,597)	(12,238)	(565,567)	—

	￦	(445,530)	41,290	55,875	56,267	130,972	(212,136)	(373,262)	(362,359)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

☐	September 30, 2013

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	478	—	—	—	236,237	102,251	338,966	—
Available-for-sale financial assets		4,009	37,321	—	—	45,478	(275,872)	(189,064)	438,998
Held-to-maturity investments		463	—	—	—	—	64	527	—
Loans and receivables		183,294	—	117,890	(86,122)	(14,185)	(79)	200,798	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(228,955)	(195,896)	(424,851)	—
Financial liabilities at amortized cost		(461,719)	—	(90,959)	75,708	—	(6,276)	(483,246)	—

	￦	(273,475)	37,321	26,931	(10,414)	38,575	(375,808)	(556,870)	438,998

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2014 and 2013 were as follows:

☐	September 30, 2014

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	￦	—	—	—	—	5,819	(40,094)	(34,275)	—
Available-for-sale financial assets		211	3,628	—	—	80,920	(182,072)	(97,313)	(67,970)
Held-to-maturity investments		6	—	—	—	—	19	25	—
Loans and receivables		50,878	—	(25,205)	236,301	(5,500)	557	257,031	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(26,638)	14,929	(11,709)	—
Financial liabilities at amortized cost		(204,724)	—	28,269	(311,383)	(20,966)	(2,633)	(511,437)	—

	￦	(153,629)	3,628	3,064	(75,082)	33,635	(209,294)	(397,678)	(67,970)

☐	September 30, 2013

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	125	—	—	—	95,582	(50,216)	45,491	—
Available-for-sale financial assets		3,162	—	—	—	5,373	(68,196)	(59,661)	281,086
Held-to-maturity investments		58	—	—	—	—	22	80	—
Loans and receivables		60,779	—	(52,294)	(266,128)	(4,610)	(20)	(262,273)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(39,149)	19,747	(19,402)	—
Financial liabilities at amortized cost		(151,267)	—	46,070	591,334	—	(1,378)	484,759	—

	￦	(87,143)	—	(6,224)	325,206	57,196	(100,041)	188,994	281,086

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014			December 31, 2013
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	￦	2,717,031	2,717,031	3,560,515	3,560,515
Derivatives assets held for trading(*2)		130,151	130,151	78,222	78,222

		2,847,182	2,847,182	3,638,737	3,638,737

Assets measured at amortized cost(*3)
Cash and cash equivalents		3,843,231	3,843,231	4,208,562	4,208,562
Trade accounts and notes receivable, net		12,062,585	12,062,585	11,589,601	11,589,601
Loans and other receivables, net		3,823,613	3,823,613	5,408,163	5,408,163
Held-to-maturity investments		13,653	13,653	3,834	3,834

		19,743,082	19,743,082	21,210,160	21,210,160

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		205,163	205,163	357,466	357,466
Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		3,728,462	3,728,462	4,231,881	4,231,881
Borrowings		27,726,081	28,139,307	26,246,605	26,550,721
Financial guarantee liabilities		42,245	42,245	38,459	38,459
Others		2,183,253	2,183,253	2,253,989	2,253,989

	￦	33,680,041	34,093,267	32,770,934	33,075,050

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value approximates their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	1,964,620	—	752,411	2,717,031
Derivatives assets held for trading		—	130,151	—	130,151

	￦	1,964,620	130,151	752,411	2,847,182

Financial liabilities
Derivatives liabilities held for trading	￦	—	205,163	—	205,163

‚	December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,816,484	—	744,031	3,560,515
Derivatives assets held for trading		—	78,222	—	78,222

	￦	2,816,484	78,222	744,031	3,638,737

Financial liabilities
Derivatives liabilities held for trading	￦	—	357,466	—	357,466

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2014 and December 31, 2013 are as follows:

(Share, in Won)	September 30, 2014		December 31, 2013
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2014, total shares of ADRs of 54,117,228 are equivalent to 13,529,307 of common stock.
(*2)	As of September 30, 2014, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		769,265	769,215
Other capital surplus		(159,441)	(154,774)

	￦	1,073,649	1,078,266

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

23. Hybrid Bonds

(a) Hybrid bonds classified as equity as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2014		December 31, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1)	Details of hybrid bonds as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	reset every 5 years as follows;	reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2014 amounts to ￦2,156 million.

(b) POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds during the year ended December 31, 2013, the entire amount of which is classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2014		December 31, 2013
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of September 30, 2014 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-08-29 : 4.66%	Issue date ~ 2018-08-29 : 4.72%	Issue date ~ 2018-08-29 : 5.21%
	reset every 5 years as follows;	reset every 5 years as follows;	reset every 5 years as follows;
	• After 5 years : return on government bond (5 years) + 1.39%	• After 5 years : return on government bond (5 years) + 1.45%	•After 5 years : return on government bond (5 years) + 1.55%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

POSCO ENERGY CO., LTD., a subsidiary, holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, POSCO ENERGY CO., LTD. cannot declare or pay dividends attributable to common stock. Since the subsidiary has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity (non-controlling interests) in the Company’s consolidated financial statements. The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2014 amounts to ￦1,996 million.

24. Reserves

Reserves as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(372,377)	(295,946)
Changes in the unrealized fair value of available-for-sale investments		117,910	480,409
Currency translation differences		(275,462)	(189,085)
Others		(18,073)	(18,454)

	￦	(548,002)	(23,076)

25. Treasury Shares

As of September 30, 2014, the Company holds 7,402,567 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Wages and salaries	￦	195,904	186,332	572,349	562,933
Expenses related to post-employment benefits		16,176	15,116	49,858	49,630
Other employee benefits		47,594	40,501	129,559	122,406
Travel		12,563	13,335	36,218	39,037
Depreciation		50,409	54,232	201,735	161,207
Communication		3,200	3,743	10,086	10,991
Electric power		2,925	4,558	9,440	10,828
Taxes and public dues		11,909	14,340	40,368	42,780
Rental		35,237	27,811	105,240	78,487
Repairs		3,333	335	9,408	6,578
Insurance		2,099	2,359	6,708	5,704
Entertainment		4,467	4,672	12,552	12,638
Advertising		21,408	24,086	72,704	72,350
Research & development		36,500	41,948	108,205	144,653
Service fees		48,824	42,551	148,282	154,082
Supplies		3,487	3,556	8,371	11,183
Vehicles maintenance		2,978	2,792	9,012	8,809
Industry association fee		1,760	2,128	9,810	9,843
Training		3,819	2,559	7,325	8,601
Conference		4,438	3,980	12,659	12,089
Contribution to provisions		3,197	3,460	12,363	12,914
Bad debt expense		32,115	25,546	51,624	82,340
Others		6,843	5,466	14,916	14,089

	￦	551,185	525,406	1,638,792	1,634,172

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Freight	￦	391,497	342,871	1,137,464	1,057,092
Operating expenses for distribution center		2,516	2,577	7,819	7,249
Sales commissions		7,802	18,630	43,882	53,808
Sales advertising		564	210	1,462	1,938
Sales promotion		7,998	6,269	18,731	17,988
Sample		1,004	868	2,568	3,398
Sales insurance premium		9,635	6,589	29,315	19,598
Contract cost		6,457	8,257	24,021	22,781
Others		1,647	2,935	6,426	8,378

	￦	429,120	389,206	1,271,688	1,192,230

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

27. Adjusted Operating Profit

The operating profit in the Company’s condensed consolidated statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its condensed consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s condensed consolidated statements of comprehensive income prepared in accordance with K-IFRS for each of the three and nine-month periods ended September 30, 2014 and 2013 to the operating profit as presented in the Company’s condensed consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Operating profits on the statement of comprehensive income	￦	878,703	632,812	2,449,077	2,252,324

Add
Gain on disposals of property, plant and equipment		1,070	1,057	4,998	12,800
Gain on disposals of investment in associates and joint ventures		236	—	8,214	2,015
Gain on disposals of assets held for sale		—	87,158	—	87,158
Outsourcing income		5,223	13,529	16,426	28,812
Gain on disposals of wastes		1,100	1,489	19,542	8,064
Gain from claim compensation		4,776	391	12,888	9,944
Penalty income from early termination of contracts		1,251	5,721	9,017	18,339
Grant income		140	1,484	1,201	1,975
Others		12,088	5,542	48,140	20,161

		25,884	116,371	120,426	189,268

Deduct
Loss on disposals of property, plant and equipment		(7,211)	(8,811)	(26,911)	(83,854)
Loss on disposals of investment in associates and joint ventures		—	(2,598)	—	(19,142)
Idle tangible assets expenses		(5,558)	(1,019)	(7,330)	(17,436)
Impairment loss on property, plant and equipment		(29,167)	(9,213)	(34,032)	(9,213)
Impairment loss on goodwill and other intangible assets		(2,671)	(10,687)	(30,753)	(11,154)
Impairment loss on assets held for sale		(14,917)	(2,163)	(14,917)	(2,163)
Contribution to provisions		(23,576)	(16,344)	(135,241)	(16,344)
Other bad debt expenses		(14,550)	(15,752)	(95,488)	(73,683)
Donations		(7,424)	(15,956)	(41,498)	(38,456)
Loss on disposals of wastes		(1,857)	(3,853)	(24,021)	(14,242)
Penalty and additional tax payments		(23,430)	(10,262)	(238,692)	(12,472)
Others		(3,969)	(6,166)	(62,400)	(21,832)

		(134,330)	(102,824)	(711,283)	(319,991)

Adjusted operating profit	￦	770,257	646,359	1,858,220	2,121,601

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

28. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Finance income
Interest income	￦	51,094	64,124	165,332	188,244
Dividend income		3,628	—	41,290	37,321
Gain on foreign currency transactions		214,729	222,055	697,992	746,204
Gain on foreign currency translations		(35,758)	32,724	336,627	353,223
Gain on derivatives transactions		67,707	103,035	212,373	254,016
Gain on valuations of derivatives		(21,149)	(59,297)	86,935	105,307
Gain on disposals of available-for-sale investments		81,031	6,528	200,433	49,010
Others		3,169	1,088	9,775	3,198

	￦	364,451	370,257	1,750,757	1,736,523

Finance costs
Interest expenses	￦	204,723	151,267	610,862	461,719
Loss on foreign currency transactions		211,665	228,279	642,117	719,273
Loss on foreign currency translations		39,324	(292,482)	280,360	363,637
Loss on derivatives transactions		88,526	46,398	227,215	246,521
Loss on valuation of derivatives		5,558	(29,579)	95,764	198,546
Impairment loss on available-for-sale investments		182,072	68,196	195,956	275,872
Loss on disposals of available-for-sale investments		111	1,155	321	3,532
Loss on financial guarantee		502	491	6,784	722
Others		29,648	7,538	64,640	23,571

	￦	762,129	181,263	2,124,019	2,293,393

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Other non-operating income
Gain on disposals of property, plant and equipment	￦	1,070	1,057	4,998	12,800
Gain on disposals of investment in associates and joint ventures		236	—	8,214	2,015
Gain on disposal of assets held for sale		—	87,158	—	87,158
Outsourcing income		5,223	13,529	16,426	28,812
Gain on disposals of wastes		1,100	1,489	19,542	8,064
Gain from claim compensation		4,776	391	12,888	9,944
Penalty income from early termination of contracts		1,251	5,721	9,017	18,339
Grant income		140	1,484	1,201	1,975
Others		12,088	5,542	48,140	20,161

	￦	25,884	116,371	120,426	189,268

Other non-operating expenses
Loss on disposals of property, plant and equipment	￦	7,211	8,811	26,911	83,854
Loss on disposals of investment in associates and joint ventures		—	2,598	—	19,142
Idle tangible assets expenses		5,558	1,019	7,330	17,436
Impairment loss on property, plant, and equipment		29,167	9,213	34,032	9,213
Impairment loss on goodwill and other intangible assets		2,671	10,687	30,753	11,154
Impairment loss on assets held for sale		14,917	2,163	14,917	2,163
Contribution to provisions		23,576	16,344	135,241	16,344
Other bad debt expenses		14,550	15,752	95,488	73,683
Donations		7,424	15,956	41,498	38,456
Loss on disposals of wastes		1,857	3,853	24,021	14,242
Penalty and additional tax payments (*1)		23,430	10,262	238,692	12,472
Others		3,969	6,166	62,400	21,832

	￦	134,330	102,824	711,283	319,991

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦179,403 million, primarily related to VAT, in the nine-month period ended September 30, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows (excluding finance costs and income tax expense):

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Changes in inventories	￦	2,815,002	3,504,583	8,011,138	9,358,218
Cost of merchandises sold		7,694,213	6,125,322	22,748,297	18,395,456
Employee benefits expenses		808,907	741,853	2,367,768	2,342,062
Outsourced processing cost		2,126,812	2,281,920	6,901,443	6,787,973
Electricity expenses		321,501	237,989	1,029,431	776,574
Depreciation (*1)		746,454	645,809	2,134,605	1,878,523
Amortization		88,270	38,992	247,519	128,113
Freight		391,497	342,871	1,137,464	1,057,092
Sales commissions		7,802	18,630	43,882	53,808
Loss on disposals of property, plant and equipment		7,211	8,811	26,911	83,854
Donations		7,424	15,956	41,498	38,456
Other expenses		510,379	657,498	1,985,795	2,502,752

	￦	15,525,472	14,620,234	46,675,751	43,402,881

(*1)	Includes depreciation expense of investment property.

31. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax benefit/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the nine-month periods ended September 30, 2014 and 2013 was 41.9% and 26.5%, respectively. The difference between actual income tax and tax calculated based on statutory tax rate includes additional income tax payment (￦68,885 million) due to tax investigation and non-deductible expense primarily related to additional VAT payment (Note 29) in 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

32. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(Won, except per share information)	2014		2013	2014	2013
Profit attribute to controlling interest	￦	237,817,137,569	567,109,231,621	818,828,287,027	1,095,682,041,014
Interests of hybrid bonds		(8,347,872,419)	(7,831,781,115)	(24,699,275,257)	(9,964,389,811)

Weighted-average number of common shares outstanding (*1)		79,784,263	77,787,069	79,784,063	77,427,466

Basic and diluted earnings per share	￦	2,876	7,190	9,953	14,022

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended September 30		For the nine-month periods ended September 30
(Share)	2014	2013	2014	2013
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,402,572)	(9,399,766)	(7,402,772)	(9,759,369)

Weighted-average number of common shares outstanding	79,784,263	77,787,069	79,784,063	77,427,466

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2014 and 2013, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

33. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2014 and 2013 were as follows:

1)	For the nine-month period ended September 30, 2014

	Sales and others (*1)				Purchase and others (*2)
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	19,650	16,731	36,381	—	716,827	3,689	18,372	738,888
POSCO Processing & Service		794,689	8,648	803,337	632,748	—	—	1,199	633,947
POSCO COATED & COLOR STEEL Co., Ltd.		332,862	10	332,872	—	—	8,623	116	8,739
POSCO ICT		635	2,542	3,177	—	139,152	19,364	117,870	276,386
POSMATE		258	2,072	2,330	290	28	11,559	25,371	37,248
eNtoB Corporation		—	1	1	193,717	2,590	108	13,501	209,916
POSCO CHEMTECH		397,910	20,926	418,836	382,897	3,650	226,683	748	613,978
POSCO M-TECH		144	21	165	92,729	1,292	148,432	6,256	248,709
POSCO ENERGY CO., LTD.		131,365	918	132,283	—	2,263	—	20	2,283
POSCO TMC Co., Ltd.		180,327	38	180,365	—	—	795	1,152	1,947
POSCO AST		390,673	2	390,675	8,112	—	47,431	1,526	57,069
POSHIMETAL Co., Ltd.		7,714	3,617	11,331	124,103	—	—	—	124,103
Daewoo International Corporation		2,661,942	20,628	2,682,570	84,180	—	—	2,077	86,257
POSCO America Corporation		524,797	2	524,799	—	—	—	179	179
POSCO Canada Ltd.		—	—	—	109,832	—	—	—	109,832
POSCO Asia Co., Ltd.		1,605,969	89	1,606,058	131,006	—	10,006	1,338	142,350
POSCO (Thailand) Company Limited		40,138	30	40,168	—	—	—	8	8
Qingdao Pohang Stainless Steel Co., Ltd.		51,238	2	51,240	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		90,409	—	90,409	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,054,186	—	1,054,186	10,363	892	3	766	12,024
POSCO-India Pune Processing Center. Pvt. Ltd.		88,214	69	88,283	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		203,241	775	204,016	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		307,527	610	308,137	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	57,707	—	—	11,513	69,220
Others		475,151	6,526	481,677	107,854	39,533	13,403	49,645	210,435

		9,359,039	84,257	9,443,296	1,935,538	906,227	490,096	251,657	3,583,518

Associates and joint ventures (*3)
SNNC		2,454	5,322	7,776	272,288	—	—	5	272,293
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*4)		11,764	43	11,807	2,358	65,962	10,643	11,748	90,711
POSCHROME (PROPRIETARY) LIMITED		—	—	—	45,117	—	—	—	45,117
PT. POSMI Steel Indonesia		4,277	30	4,307	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		2,262	—	2,262	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		15,789	—	15,789	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)		1,396	—	1,396	—	—	—	—	—
Others		162	40,870	41,032	2,837	—	—	—	2,837

		38,104	46,265	84,369	322,600	65,962	10,643	11,753	410,958

	￦	9,397,143	130,522	9,527,665	2,258,138	972,189	500,739	263,410	3,994,476

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of September 30, 2014, the Company provided guarantees to related parties (Note 34).
(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	For the nine-month period ended September 30, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	9,307	3,256	12,563	3,042	2,002,991	3,750	6,472	2,016,255
POSCO Processing & Service		719,491	2	719,493	909,303	—	—	502	909,805
POSCO COATED & COLOR STEEL Co., Ltd.		355,112	14	355,126	—	—	7,611	83	7,694
POSCO Plant Engineering Co., Ltd.		2,373	19	2,392	1,499	61,936	13,733	2,492	79,660
POSCO ICT		914	132	1,046	93	186,669	20,283	105,790	312,835
eNtoB Corporation		—	4	4	167,436	8,973	123	13,764	190,296
POSCO CHEMTECH		375,534	20,536	396,070	357,496	20,033	208,727	964	587,220
POSCO M-TECH		11,075	57	11,132	111,838	605	156,276	87	268,806
POSCO ENERGY CO., LTD.		67,661	502	68,163	—	1,904	—	5	1,909
POSCO TMC Co., Ltd.		140,715	8	140,723	—	—	776	895	1,671
POSCO AST		366,793	4	366,797	5,367	—	41,983	987	48,337
POSHIMETAL Co., Ltd.		14,360	104	14,464	121,046	—	—	2	121,048
Daewoo International Corporation		2,572,088	39	2,572,127	6,229	—	—	2,628	8,857
POSCO America Corporation		456,413	1	456,414	—	—	—	309	309
POSCO Canada Ltd.		—	—	—	105,333	—	—	—	105,333
POSCO Asia Co., Ltd.		1,490,384	153	1,490,537	49,745	182	—	1,391	51,318
POSCO (Thailand) Company Limited		43,195	40	43,235	—	—	—	35	35
Qingdao Pohang Stainless Steel Co., Ltd.		51,778	—	51,778	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		100,272	1	100,273	—	—	—	—	—
POSCO JAPAN Co., Ltd.		893,119	—	893,119	13,844	—	—	1,588	15,432
POSCO-India Pune Processing Center. Pvt. Ltd.		98,515	5	98,520	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		175,611	802	176,413	—	—	—	621	621
POSCO Maharashtra Steel Private Limited		132,876	1,675	134,551	—	—	—	157	157
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	65,764	—	—	—	65,764
Others		403,560	8,260	411,820	66,186	22,885	24,400	76,730	190,201

		8,481,146	35,614	8,516,760	1,984,221	2,306,178	477,662	215,516	4,983,577

Associates and joint ventures
SNNC		1,138	367	1,505	311,231	—	—	—	311,231
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		10,112	23	10,135	1,067	23,425	6,334	5,682	36,508
POSCHROME (PROPRIETARY) LIMITED		—	—	—	50,381	—	—	—	50,381
PT. POSMI Steel Indonesia		5,994	56	6,050	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		3,293	—	3,293	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		14,183	—	14,183	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Steel Processing Center Co., Ltd.)		5,753	—	5,753	—	—	—	—	—
Others		543	164	707	2,883	—	—	173	3,056

		41,016	610	41,626	365,562	23,425	6,334	5,855	401,176

	￦	8,522,162	36,224	8,558,386	2,349,783	2,329,603	483,996	221,371	5,384,753

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2014 and 2013 were as follows:

1)	For the three-month period ended September 30, 2014

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	13,019	57	13,076	—	126,342	429	5,853	132,624
POSCO Processing & Service		276,632	70	276,702	158,940	—	—	938	159,878
POSCO COATED & COLOR STEEL Co., Ltd.		104,224	9	104,233	—	—	3,353	50	3,403
POSCO ICT		28	52	80	—	41,090	6,679	37,896	85,665
POSMATE		—	54	54	80	28	4,303	8,880	13,291
eNtoB Corporation		—	1	1	70,830	911	73	4,437	76,251
POSCO CHEMTECH		130,111	5,492	135,603	130,166	902	73,985	191	205,244
POSCO M-TECH		49	5	54	29,117	402	46,955	1,745	78,219
POSCO ENERGY CO., LTD.		46,760	320	47,080	—	—	—	—	—
POSCO TMC Co., Ltd.		64,923	38	64,961	—	—	267	388	655
POSCO AST		123,996	2	123,998	3,276	—	14,852	675	18,803
POSHIMETAL Co., Ltd.		2,447	1,304	3,751	43,115	—	—	—	43,115
Daewoo International Corporation		954,810	23	954,833	14,115	—	—	421	14,536
POSCO America Corporation		162,205	—	162,205	—	—	—	—	—
POSCO Canada Ltd.		—	—	—	27,343	—	—	—	27,343
POSCO Asia Co., Ltd.		595,816	36	595,852	34,069	—	1,125	670	35,864
POSCO (Thailand) Company Limited		15,367	18	15,385	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		16,343	—	16,343	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		30,949	—	30,949	—	—	—	—	—
POSCO JAPAN Co., Ltd.		334,806	—	334,806	4,001	433	—	319	4,753
POSCO-India Pune Processing Center. Pvt. Ltd.		28,034	7	28,041	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		67,186	—	67,186	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		195,744	29	195,773	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	12,215	—	—	—	12,215
Others		156,338	—	156,338	42,904	13,855	3,688	19,365	79,812

		3,319,787	7,517	3,327,304	570,171	183,963	155,709	81,828	991,671

Associates and joint ventures
SNNC		411	49	460	108,530	—	—	—	108,530
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		3,364	19	3,383	858	28,607	4,296	9,090	42,851
POSCHROME (PROPRIETARY) LIMITED		—	—	—	14,621	—	—	—	14,621
PT. POSMI Steel Indonesia		2,437	30	2,467	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		883	—	883	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		6,270	—	6,270	—	—	—	—	—
Others		158	11,404	11,562	734	—	—	—	734

		13,523	11,502	25,025	124,743	28,607	4,296	9,090	166,736

	￦	3,333,310	19,019	3,352,329	694,914	212,570	160,005	90,918	1,158,407

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	For the three-month period ended September 30, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	2,833	152	2,985	—	283,204	—	—	283,204
POSCO Processing & Service		263,302	2	263,304	257,634	—	—	137	257,771
POSCO COATED & COLOR STEEL Co., Ltd.		120,492	14	120,506	—	—	2,917	1	2,918
POSCO ICT		305	71	376	48	60,396	6,672	34,598	101,714
eNtoB Corporation		—	4	4	61,033	5,826	47	4,100	71,006
POSCO CHEMTECH		129,303	12,082	141,385	122,888	6,171	74,659	164	203,882
POSCO M-TECH		2,290	32	2,322	39,826	61	52,219	—	92,106
POSCO ENERGY CO., LTD.		25,783	204	25,987	—	1,904	—	—	1,904
POSCO TMC Co., Ltd.		45,895	8	45,903	—	—	358	336	694
POSCO AST		121,223	4	121,227	1,716	—	12,441	538	14,695
POSHIMETAL Co., Ltd.		4,587	42	4,629	45,105	—	—	2	45,107
Daewoo International Corporation		845,850	39	845,889	2,892	—	—	264	3,156
POSCO America Corporation		167,000	—	167,000	—	—	—	49	49
POSCO Canada Ltd.		—	—	—	42,107	—	—	—	42,107
POSCO Asia Co., Ltd.		474,754	45	474,799	19,640	16	—	422	20,078
POSCO (Thailand) Company Limited		14,440	—	14,440	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		18,731	—	18,731	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		29,439	—	29,439	—	—	—	—	—
POSCO JAPAN Co., Ltd.		318,910	—	318,910	8,205	—	—	708	8,913
POSCO-India Pune Processing Center. Pvt. Ltd.		29,443	—	29,443	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		28,011	—	28,011	—	—	—	161	161
POSCO Maharashtra Steel Private Limited		43,280	1,054	44,334	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	27,425	—	—	—	27,425
Others		143,578	467	144,045	20,291	6,798	8,298	28,082	63,469

		2,829,449	14,220	2,843,669	648,810	364,376	157,611	69,562	1,240,359

		—		—	—	—	—	—	—
Associates and joint ventures
SNNC		400	83	483	97,491	—	—	—	97,491
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		4,119	23	4,142	1,067	23,425	6,334	5,682	36,508
POSCHROME (PROPRIETARY) LIMITED		—	—	—	17,778	—	—	—	17,778
PT. POSMI Steel Indonesia		1,388	—	1,388	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		1,228	—	1,228	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		5,764	—	5,764	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Steel Processing Center Co., Ltd.)		1,652	—	1,652	—	—	—	—	—
Others		2	36	38	1,214	—	—	—	1,214

		14,553	142	14,695	117,550	23,425	6,334	5,682	152,991

	￦	2,844,002	14,362	2,858,364	766,360	387,801	163,945	75,244	1,393,350

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of September 30, 2014 and December 31, 2013 are as follows:

1)	September 30, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	3,372	66,323	69,695	8,260	62,287	9	70,556
POSCO Processing & Service		93,821	68	93,889	18,541	1,050	—	19,591
POSCO COATED & COLOR STEEL Co., Ltd.		60,323	48	60,371	—	—	1,746	1,746
POSCO ICT		—	74	74	447	17,557	17,201	35,205
POSMATE		—	1,660	1,660	182	1,844	4,126	6,152
eNtoB Corporation		—	—	—	9,145	7,200	13	16,358
POSCO CHEMTECH		44,415	4,049	48,464	58,564	10,883	18,469	87,916
POSCO M-TECH		—	31	31	6,674	12,786	17,123	36,583
POSCO ENERGY CO., LTD.		19,333	2,125	21,458	—	—	—	—
POSCO TMC Co., Ltd.		19,310	22	19,332	—	10	119	129
POSCO AST		51,311	40	51,351	—	3,691	5,655	9,346
POSHIMETAL Co., Ltd.		1,229	17	1,246	—	13,675	4	13,679
Daewoo International Corporation		129,300	3,251	132,551	2,601	—	—	2,601
POSCO America Corporation		40,012	—	40,012	—	—	—	—
POSCO Asia Co., Ltd.		216,853	2,075	218,928	5,299	—	—	5,299
POSCO (Thailand) Company Limited		6,178	25	6,203	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		10,009	—	10,009	—	—	—	—
POSCO JAPAN Co., Ltd.		43,312	89	43,401	327	174	—	501
POSCO-India Pune Processing Center. Pvt. Ltd.		8,852	—	8,852	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,027	390	94,417	—	—	—	—
POSCO Maharashtra Steel Private Limited		284,598	8,346	292,944	—	—	—	—
Others		59,124	29,895	89,019	8,362	10,215	3,680	22,257

		1,185,379	118,528	1,303,907	118,402	141,372	68,145	327,919

Associates and joint ventures
SNNC		256	2	258	26,535	—	—	26,535
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		695	9	704	2,256	8,035	6	10,297
LLP POSUK Titanium		—	4,047	4,047	—	—	—	—
Others		134	9,231	9,365	384	—	—	384

		1,085	13,289	14,374	29,175	8,035	6	37,216

	￦	1,186,464	131,817	1,318,281	147,577	149,407	68,151	365,135

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	December 31, 2013

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	40	110,955	110,995	—	105,603	—	105,603
POSCO Processing & Service		103,400	73	103,473	17,914	683	—	18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65	69,325	—	59	1,434	1,493
POSCO ICT		75	123	198	—	51,247	—	51,247
POSMATE		489	1,533	2,022	141	3,274	1,058	4,473
eNtoB Corporation		—	—	—	8,057	10,311	—	18,368
POSCO CHEMTECH		46,943	4,313	51,256	35,829	6,983	8,663	51,475
POSCO M-TECH		18	28	46	12,020	21,326	10,799	44,145
POSCO ENERGY CO., LTD.		14,733	2,894	17,627	—	421	—	421
POSCO TMC Co., Ltd.		20,510	26	20,536	—	16	50	66
POSCO AST		85,501	53	85,554	—	3,004	5,238	8,242
POSHIMETAL Co., Ltd.		1,721	12	1,733	—	12,624	—	12,624
Daewoo International Corporation		148,383	878	149,261	9,319	—	—	9,319
POSCO America Corporation		57,554	—	57,554	—	—	—	—
POSCO Canada Ltd.		—	—	—	12,323	—	—	12,323
POSCO Asia Co., Ltd.		134,602	142	134,744	2,063	—	—	2,063
POSCO (Thailand) Company Limited		6,052	7	6,059	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—	3,329	—	—	—	—
POSCO JAPAN Co., Ltd.		73,992	—	73,992	862	108	1	971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—	8,117	—	—	—	—
POSCO MEXICO S.A. DE C.V.		100,016	76	100,092	—	—	—	—
POSCO Maharashtra Steel Private Limited		55,392	3,218	58,610	—	—	—	—
Others		54,357	8,887	63,244	6,523	15,421	1,647	23,591

		984,484	133,283	1,117,767	105,051	231,080	28,890	365,021

Associates and joint ventures
SNNC		140	40	180	16,669	—	—	16,669
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		879	46	925	353	—	—	353
POSCHROME (PROPRIETARY) LIMITED		—	67	67	—	—	—	—
LLP POSUK Titanium		—	4,066	4,066	—	—	—	—
Others		—	17	17	319	2	—	321

		1,019	4,236	5,255	17,341	2	—	17,343

	￦	985,503	137,519	1,123,022	122,392	231,082	28,890	382,364

(d)	For the nine-month periods ended September 30, 2014 and 2013, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2014		September 30, 2013
Short-term benefits	￦	83,633	90,126
Retirement benefits		17,350	20,392
Long-term benefits		15,144	17,876

	￦	116,127	128,394

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

34. Commitments and Contingencies

(a) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2014, are as follows:

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	122,600,000	128,804
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	59,791
		BOA and others	USD	330,000,000	346,698
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	594,712
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	68,289
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	284,725,000	299,132
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	205,918
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Mizuho and others	USD	130,000,000	136,578
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	188,392,500	197,925
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	88,023
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,418,625
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,133
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	17,000,000	17,860
	DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	NOVA SCOTIA	USD	30,000,000	31,518
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	20,932,500	21,992
	Brazil Sao Paulo Steel Processing Center	SMBC and others	USD	40,000,000	42,024
	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	20,000,000	21,012
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	56,000,000	58,834
POSCO ENGINEERING & CONSTRUCTION., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	135,000,000	141,831
	INTERNATIONAL BUSINESS CENTER CORPORATION	Export-Import Bank of Korea	USD	20,000,000	21,012
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	17,335
	SANTOSCMI S.A.	CITI Equador and others	USD	46,000,000	48,328
POSCO Processing & Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	13,116
	POSCO Gulf SFC LLC	KEB bank	USD	20,000,000	21,012
POSCO Coated & Color Steel Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Investment Co., Ltd.	USD	7,986,947	8,391
POSCO ICT	PT. POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	3,000,000	3,152
	VECTUS LIMITED	KEB bank	GBP	3,500,000	5,973
		POSCO Investment Co., Ltd.	USD	4,000,000	4,202
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	203,711
	TECHREN Solar, LLC	Woori Bank	USD	3,000,000	3,152
POSCO Engineering Co., Ltd.	PT PEN INDONESIA	KEB Bank and others	USD	12,818,876	13,468
		KEB Bank and others	IDR	140,184,008,129	12,098
	POSCO ENGINEERING (THAILAND) Co., Ltd.	Citi Bank	USD	15,300,000	16,074
		Woori Bank and others	THB	6,342,881,200	205,763
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	1,021,811,730	9,812
	POSCO-JWPC Co., Ltd.	Higo bank and others	JPY	974,000,000	9,353
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,401
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	3,037,183	3,191
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	NBU	USD	6,127,060	6,437
POSCO E&C CHINA Co., Ltd.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank(Beijing branch)	USD	33,000,000	34,670
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd.	Shinhan Bank	CNY	71,820,000	12,269
	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,300,000,000	222,079
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Bank and others	USD	42,000,000	44,125
	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	13,075,000	13,737
Posco Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	354,409,800	372,343
SANTOS CMI S.A.	COMPANIA DE AUTOMATIZACION &CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	1,550,000	1,628

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[Associates and joint ventures]
POSCO	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	25,740
	LLP POSUK Titanium	KB Bank	USD	15,000,000	15,759
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	173,489
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	8,225,000	8,641
POSCO ENGINEERING & CONSTRUCTION., LTD.	Posco e&c Songdo International Building	Hana Bank and others	KRW	356,600	356,600
	New Songdo International City Development, LLC	Others	KRW	290,000	290,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others	NH Bank and others	KRW	28,226	28,226
POSCO Engineering Co., Ltd.	PT Wampu Electric Power	Woori Bank	USD	344,848	362
	PT Wampu Electric Power and others	Export-Import Bank of Korea and others	USD	7,652,000	8,039
POSCO Processing & Service	Sebang Steel Co., Ltd.	Shinhan Bank	JPY	245,000,000	2,353
POSCO ICT	UITrans LRT Co., Ltd.	KB Bank	KRW	76,000	76,000
	Incheon-Kimpo highway Co., Ltd.	KDB Bank	KRW	145,000	145,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,528	2,528
Daewoo(China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	100,000,000	17,083
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,304
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	65,454,545	68,767
	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,182	22,922
POSCO ENGINEERING & CONSTRUCTION., LTD.	The union of City environment	NH Bank and others	KRW	878,650	878,650
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	52,530
POSCO ICT	BTL business and others	Kyobo Life Insurance Co., Ltd and others	KRW	2,055,936	2,055,936
	SMS Energy and others	Hana Bank and others	KRW	163,360	163,360
POSCO M-TECH	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	66	66
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	7,350
POSCO Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	57,430	57,430
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	28,684	28,684

			USD	4,820,620,274	5,064,545
			AUD	8,023,765	7,350
			CNY	1,821,820,000	311,222
			GBP	3,500,000	5,973
			IDR	140,184,008,129	12,098
			JPY	2,490,811,730	23,919
			KRW	4,082,480	4,082,480
			THB	6,342,881,200	205,763

(b)	POSCO ENGINEERING & CONSTRUCTION., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,150,813 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION., LTD. amounting to ￦781,652 million as of September 30, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of September 30, 2014, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2014, 151 million tons of iron ore and 34 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2014, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy CO., LTD. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION., LTD.	As of September 30, 2014, POSCO ENGINEERING & CONSTRUCTION, LTD. has comprehensive loan agreements of up to ￦283.5 billion and USD 268 million with Woori Bank and ￦98 billion and USD 843 million with Korea Exchange Bank. Also, POSCO ENGINEERING & CONSTRUCTION., LTD. has bank overdraft agreements of up to ￦20 billion with Woori Bank which is included in the limit of comprehensive loan agreements and ￦3 billion with Korea Exchange Bank. Comprehensive loan agreements include bank overdraft of up to ￦20 billion and ￦30 billion of loans on checking account during the day with Woori Bank.

POSCO ICT	As of September 30, 2014, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ￦46,252 million and ￦37,417 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(d)	Litigation in progress

As of September 30, 2014, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the April, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦946.8 billion. Through trials to the nine-month period ended September 30, 2014, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of September 30, 2014, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of September 30, 2014.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Corporation, a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of September 30, 2014. An estimate of possible loss cannot be reliably determined because the lawsuit is still in the discovery stage and no claim amount has been specified.

2)	Other lawsuits and claims

The Company is involved in 189 other lawsuits and claims for alleged damages aggregating to ￦369.9 billion as of September 30, 2014 which arose in the ordinary course of business. The Company made a reliable estimate in 12 lawsuits among the above 189 lawsuits and claims by considering the possibility and amount of outflow of resources and recognized ￦39.9 billion as provisions for legal contingencies and claims (Note 18). Since the Company believes that the Company does not have a present obligation as a result of the lawsuits and claims except the 12 lawsuits for which provision is recognized, the Company has not recorded any provisions for the other lawsuits as of September 30, 2014.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank checks to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

POSCO ENGINEERING & CONSTRUCTION., LTD.	As of September 30, 2014, POSCO ENGINEERING & CONSTRUCTION., LTD. has provided thirty-one blank checks and nine blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of September 30, 2014, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT	As of September 30, 2014, POSCO ICT has provided two blank promissory notes and ten blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

35. Cash Flows from Operating Activities

Adjustments for operating cash flows for the nine-month periods ended September 30, 2014 and 2013 were as follows:

(in millions of Won)	September 30, 2014		September 30, 2013
Trade accounts and notes receivable	￦	(604,867)	(241,912)
Other financial assets		115,966	(6,761)
Inventories		(1,090,606)	682,413
Other short-term assets		(32,610)	(32,542)
Other long-term assets		(2,901)	(22,798)
Trade accounts and notes payable		(463,185)	(248,450)
Other financial liabilities		332,178	(545,671)
Other current liabilities		(278,854)	585,247
Provisions		(90,672)	(23,367)
Payment severance benefits		(118,876)	(100,269)
Plan assets		(38,492)	(25,027)
Other long-term liabilities		(49,318)	(72,399)

	￦	(2,322,237)	(51,536)

36. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and other. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Information about reportable segments for the nine-month periods ended September 30, 2014 and 2013 was as follows:

1)	For the nine-month period ended September 30, 2014

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	23,936,693	15,672,300	5,886,613	2,917,939	48,413,545
Internal revenues		13,201,735	7,445,536	1,697,607	2,277,265	24,622,143
Internal segment revenue		5,577,001	3,563,841	300,402	135,102	9,576,346
External segment revenue		7,624,734	3,881,695	1,397,205	2,142,163	15,045,797
Total revenues		37,138,428	23,117,836	7,584,220	5,195,204	73,035,688
Segments profit		813,106	156,512	26,828	79,445	1,075,891

2)	For the nine-month period ended September 30, 2013

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	24,015,336	12,935,008	4,767,916	3,616,954	45,335,214
Internal revenues		11,934,546	5,388,764	3,052,245	2,137,301	22,512,856
Internal segment revenue		5,194,506	2,627,023	264,026	85,175	8,170,730
External segment revenue		6,740,040	2,761,741	2,788,219	2,052,126	14,342,126
Total revenues		35,949,882	18,323,772	7,820,161	5,754,255	67,848,070
Segments profit		1,159,592	92,134	141,918	199,812	1,593,456

(c)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2014 and 2013 were as follows:

(in millions of Won)	September 30, 2014		September 30, 2013
Total profit for reportable segments	￦	1,075,891	1,593,456
Corporate fair value adjustments		(99,512)	(40,978)
Elimination of inter-segment profits		(209,575)	(455,689)
Income tax expense		552,687	394,678

Profit before income tax expense	￦	1,319,491	1,491,467

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2014, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, and notes to the interim financial statements.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 25, 2014, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

November 11, 2014

This report is effective as of November 11, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2014 and December 31, 2013

(Unaudited)

(in millions of Won)	Notes	September 30, 2014		December 31, 2013
Assets
Cash and cash equivalents	20	￦	1,616,620	1,394,315
Trade accounts and notes receivable, net	4,20,32		3,104,628	3,393,444
Other receivables, net	5,20,32		280,052	281,161
Other short-term financial assets	6,14,20		905,915	2,318,816
Inventories	7,29		4,741,218	4,538,657
Assets held for sale	8		—	1,304
Other current assets	9		48,723	25,782

Total current assets			10,697,156	11,953,479

Long-term trade accounts and notes receivable, net	4,20		17,185	4,464
Other receivables, net	5,20		26,626	45,738
Other long-term financial assets	6,20		2,482,995	3,362,594
Investments in subsidiaries, associates and joint ventures	10		15,764,154	15,092,836
Investment property, net	11		90,753	92,879
Property, plant and equipment, net	12		22,915,908	23,240,603
Intangible assets, net	13		416,205	438,783
Other long-term assets	9		10,284	10,902

Total non-current assets			41,724,110	42,288,799

Total assets		￦	52,421,266	54,242,278

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2014 and December 31, 2013, Continued

(Unaudited)

(in millions of Won)	Notes	September 30, 2014		December 31, 2013
Liabilities
Trade accounts and notes payable	20,32	￦	918,595	735,457
Short-term borrowings and current portion of long-term borrowings	14,20		1,195,705	1,931,283
Other payables	15,20,32		804,816	791,883
Other short-term financial liabilities	16,20		43,755	46,009
Current income tax liabilities			257,186	153,278
Provisions	17,33		47,213	8,501
Other current liabilities	19		36,801	38,109

Total current liabilities			3,304,071	3,704,520

Long-term borrowings, excluding current portion	14,20		5,734,302	6,731,788
Other payables	15,20		96,401	124,679
Other long-term financial liabilities	16,20		50,386	231,539
Net defined benefit liabilities	18		174,437	100,650
Deferred tax liabilities			931,244	1,034,102
Provisions	17		42,402	—
Other long-term liabilities	19		310	3,538

Total non-current liabilities			7,029,482	8,226,296

Total liabilities			10,333,553	11,930,816

Shareholders’ Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,233,090	1,233,040
Hybrid bonds	22		996,919	996,919
Reserves	23		41,370	403,939
Treasury shares	24		(1,578,986)	(1,579,123)
Retained earnings			40,912,917	40,774,284

Total shareholders’ equity			42,087,713	42,311,462

Total liabilities and shareholders’ equity		￦	52,421,266	54,242,278

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended

September 30, 2014 and 2013

(Unaudited)

		For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won, except per share informations)	Notes	2014		2013	2014	2013
Revenue	32	￦	7,290,135	7,411,390	22,073,769	22,835,801
Cost of sales	7,29,32		(6,176,963)	(6,533,019)	(18,964,939)	(19,766,286)

Gross profit			1,113,172	878,371	3,108,830	3,069,515
Selling and administrative expenses	25,29,32
Administrative expenses			(230,177)	(209,791)	(679,972)	(646,065)
Selling expenses			(248,027)	(225,831)	(710,833)	(695,952)

Operating profit	26		634,968	442,749	1,718,025	1,727,498

Finance income and costs	20,27
Finance income			107,189	162,542	702,658	710,093
Finance costs			(302,835)	104,036	(610,981)	(752,696)

Other non-operating income and expenses	26,28,32
Other non-operating income			7,411	88,190	18,725	138,325
Other non-operating expenses	29		(137,282)	(23,456)	(527,589)	(149,239)

Profit before income tax			309,451	774,061	1,300,838	1,673,981
Income tax expense	30		(87,876)	(158,993)	(420,508)	(293,870)

Profit for the period			221,575	615,068	880,330	1,380,111
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans, net of tax	18		(41,674)	21,936	(70,842)	(19,612)
Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		(50,477)	237,360	(362,569)	451,514

Total comprehensive income, net of tax		￦	129,424	874,364	446,919	1,812,013

Basic and diluted earnings per share (in Won)	31	￦	2,673	7,806	10,724	17,696

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2014 and 2013

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Tresury shares	Retained earnings	Total
Balance as of January 1, 2013	￦	482,403	1,227,692	—	3,362	(2,391,406)	39,842,497	39,164,548
Comprehensive income :
Profit for the period		—	—	—	—	—	1,380,111	1,380,111
Other comprehensive income
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	451,514	—	—	451,514
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(19,612)	(19,612)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919
Interest of hybrid bonds		—	—	—	—	—	(9,964)	(9,964)
Disposal of treasury shares		—	1,569	—	—	802,621	—	804,190

Balance as of September 30, 2013	￦	482,403	1,229,261	996,919	454,876	(1,588,785)	40,575,076	42,149,750

	Share capital		Capital surplus	Hybrid bonds	Reserves	Tresury shares	Retained earnings	Total
Balance as of January 1, 2014	￦	482,403	1,233,040	996,919	403,939	(1,579,124)	40,774,285	42,311,462
Comprehensive income :
Profit for the period		—	—	—	—	—	880,330	880,330
Other comprehensive income
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(362,569)	—	—	(362,569)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(70,842)	(70,842)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)
Interest of hybrid bonds		—	—	—	—	—	(32,586)	(32,586)
Disposal of treasury shares		—	50	—	—	138	—	188

Balance as of September 30, 2014	￦	482,403	1,233,090	996,919	41,370	(1,578,986)	40,912,917	42,087,713

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2014 and 2013

(Unaudited)

(in millions of Won)	Notes	September 30, 2014		September 30, 2013
Cash flows from operation activities
Profit for the period		￦	880,330	1,380,111
Adjustments for :
Costs for defined benefit plans			86,368	92,390
Depreciation			1,532,130	1,433,915
Amortization			56,033	28,134
Finance income			(503,190)	(457,770)
Finance costs			429,511	526,318
Gain on disposal of property, plant and equipment			(3,295)	(5,643)
Loss on disposal of property, plant and equipment			38,140	74,899
Impairment loss of property, plant and equipment			30,334	—
Loss on disposal of investments in subsidiaries, associates and joint ventures			—	12,271
Impairment loss on investments in subsidiaries, associates and joint venture			140,106	—
Other provision expenses			92,906	—
Income tax expense			420,508	293,870
Others			58,791	(73,371)
Changes in operating assets and liabilities	34		48,919	1,109,210
Interest received			67,201	81,822
Interest paid			(240,903)	(293,482)
Dividends received			136,338	221,072
Income taxes paid			(281,102)	(156,013)

Net cash provided by operating activities			2,989,125	4,267,733

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			3,389,409	2,393,656
Proceeds from disposal of long-term financial instruments			—	5
Decrease in held-to-maturity investments			—	30,000
Proceeds from disposal of available-for-sale investments			957	64,239
Collection of long-term loans			4,478	11,394
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			—	5,153
Proceeds from disposal of intangible assets			1,627	1,100
Proceeds from disposal of assets held for sale			1,291	—
Acquisition of short-term financial investments			(1,976,508)	(2,718,867)
Acquisition of available-for-sale investments			(25,779)	(53,216)
Increase in long-term loans			(14,476)	(2,903)
Acquisition of investment in subsidiaries, associates and joint ventures			(812,797)	(889,752)
Acquisition of property, plant and equipment			(1,185,854)	(2,345,220)
Payment for disposal of property, plant and equipment			(12,284)	(17,637)
Acquisition of intangible assets			(25,836)	(63,638)

Net cash used in investing activities			(655,772)	(3,585,686)

Cash flows from financing activities
Proceeds from borrowings			1,402,395	1,055,002
Increase in long-term financial liabilities			1,544	2,260
Receipt of government grants			—	5,000
Proceeds from issuance of hybrid bonds			—	996,919
Repayment of borrowings			(2,841,675)	(2,699,259)
Decrease in long-term financial liabilities			(2,219)	(2,295)
Decrease in derivative liabilities			—	(23,348)
Payment of cash dividends			(638,363)	(618,016)
Payment of interest of hybrid bonds			(32,730)	(10,990)

Net cash used in financing activities			(2,111,048)	(1,294,727)

Net increase (decrease) in cash and cash equivalents			222,305	(612,680)
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,394,315	1,752,560

Cash and cash equivalents at end of the period		￦	1,616,620	1,139,880

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of September 30, 2014, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2013. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a) Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2013, except for estimation of measuring provision for restoration (note 18).

(b) Measurement of fair value

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the department manager of finance department.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in Note 20.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2013. The following changes in accounting policy are also expected to be applied in the Company’s separate financial statements as of and for the year ending December 31, 2014.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(a) Changes in accounting policies

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2014.

1) K-IFRS No. 1032, “Financial Instruments: Presentation”

2) K-IFRS No. 1036, “Impairment of Assets”

3) K-IFRS No. 2121, “Levies”

The details of changes in accounting policies are as follows:

1) Offsetting financial assets and financial liabilities

The Company has applied the amendments to K-IFRS No. 1032, “Financial Instruments: Presentation” since January 1, 2014. The amendments, which should be applied retrospectively, require that a financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position only when the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

A legally enforceable right of set-off must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default and the event of insolvency or bankruptcy of the Company or the counterparties.

If the Company can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the Company will meet the net settlement criterion. The net settlement criterion will occur only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

2) Disclosure of impairment loss

The Company has applied the amendments to K-IFRS No. 1036, “Impairment of Assets” since January 1, 2014. The amendments, which should be applied retrospectively, require disclosure of the recoverable amount only if the Company recognized an impairment loss on goodwill or an intangible asset with an indefinite useful life for an individual asset or cash-generating unit.

3) Levies

The Company has adopted K-IFRS No. 2121, “Levies” with a date of initial application of January 1, 2014. K-IFRS No. 2121, which should be applied retrospectively, defines the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. If the obligating event is the reaching of a minimum activity threshold, the corresponding liability is recognized when that minimum activity threshold is reached. The Company shall recognize an asset if it has prepaid a levy but does not yet have a present obligation to pay that levy.

(b) Impact of changes in accounting policy

Upon adoption of K-IFRS No. 1032 and K-IFRS No. 2121, there is no impact on the Company’s prior year’s separate financial statements. Upon adoption of K-IFRS No, 1036, the Company will make the required disclosures in the annual financial statements for the year ending December 31, 2014 as applicable.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Trade accounts and notes receivable	￦	3,114,346	3,403,316
Less: Allowance for doubtful accounts		(9,718)	(9,872)

	￦	3,104,628	3,393,444

Non-current
Trade accounts and notes receivable	￦	29,695	4,692
Less: Allowance for doubtful accounts		(12,510)	(228)

	￦	17,185	4,464

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦180,657 million and ￦203,138 million as of September 30, 2014 and December 31, 2013, respectively, and are included in short-term borrowings.

5. Other Receivables

Other receivables as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Short-term loans	￦	4,047	—
Other accounts receivable		279,344	281,667
Others		7,232	10,065
Less: Allowance for doubtful accounts		(10,571)	(10,571)

	￦	280,052	281,161

Non-current
Long-term loans	￦	35,758	54,945
Long-term other accounts receivable		2,558	2,723
Others		2,763	2,523
Less: Allowance for doubtful accounts		(14,453)	(14,453)

	￦	26,626	45,738

11

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

6. Other Financial Assets

(a) Other financial assets as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Short-term financial instruments (*1)	￦	899,584	2,317,867
Cash deposits (*2)		6,331	949

	￦	905,915	2,318,816

Non-current
Long-term derivatives assets held for trading	￦	10,761	7,788
Long-term available-for-sale securities (equity instruments)		2,454,833	3,333,915
Long-term available-for-sale securities (bonds)		16,865	20,355
Long-term available-for-sale securities (others)		500	500
Cash deposits (*3)		36	36

	￦	2,482,995	3,362,594

(*1)	Short-term financial instruments, amounting to ￦5,200 million and ￦4,700 million as of September 30, 2014 and December 31, 2013, respectively, are collateralized for long-term borrowings from the National Forestry Cooperative Federation.
(*2)	Deposits are restricted in relation to government assigned projects.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b) Long-term available-for-sale equity securities as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014								December 31, 2013
(in millions of Won)	Number of Shares	Ownership (%)	Acquisition cost		Fair Value	Net changes in fair value of available- for-sale investments (*5)	Accumulated Impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.51	￦	719,622	651,379	(68,243)	—	651,379	842,909
SK Telecom Co., Ltd.	2	0.00		1	1	—	—	1	419,933
KB Financial group Inc.	11,590,550	3.00		536,517	446,816	50,419	(140,120)	446,816	489,701
Hyundai Heavy Industries Co., Ltd. (*1)	1,477,000	1.94		343,506	203,088	—	(140,418)	203,088	379,589
Shinhan Financial group Inc.	4,369,881	0.92		228,778	212,376	89,740	(106,142)	212,376	206,695
Hana Financial group Inc.	2,430,498	0.84		15,633	93,574	77,941	—	93,574	106,699
Others (13 companies) (*1, 2)				155,939	109,286	37,449	(84,102)	109,286	108,895

				1,999,996	1,716,520	187,306	(470,782)	1,716,520	2,554,421
Non-marketable equity securities
The Siam United Steel (*3)	11,071,000	12.30		34,658	63,927	51,795	(22,526)	63,927	57,643
Nacional Minerios S.A. (*3)	30,784,627	6.48		668,635	486,429	(182,206)	—	486,429	517,193
Dongbu Metal Co., Ltd. (*1, 3)	3,000,000	10.00		98,242	61,773	—	(36,469)	61,773	85,371
Others (40 companies) (*4)				140,474	126,184	(2,317)	(11,973)	126,184	119,287

				942,009	738,313	(132,728)	(70,968)	738,313	779,494

			￦	2,942,005	2,454,833	54,578	(541,750)	2,454,833	3,333,915

(*1)	During the nine-month period ended September 30, 2014, the Company recognized ￦140,418 million, ￦621 million and ￦36,469 million of impairment loss on securities of Hyundai Heavy Industries Co., Ltd., Dgenx Co., Ltd. and Dongbu Metal Co., Ltd., respectively, due to the significant decline in the fair value of the shares.
(*2)	During the nine-month period ended September 30, 2014, the Company recognized an additional ￦302 million, ￦1,252 million and ￦4,720 million of impairment loss on securities of UNION STEEL CO., LTD., PT.Krakatau Steel and Steel Flower Co., Ltd., respectively, due to the prolonged decline in the fair value of the shares.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since their fair values cannot be reliably measured.
(*5)	Represents the amount of cumulative amounts that is recorded in accumulated other comprehensive income as of September 30, 2014.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

7. Inventories

Inventories as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Finished goods	￦	823,317	755,286
Semi-finished goods		1,297,025	1,259,390
By-products		10,237	13,793
Raw materials		1,066,638	983,902
Fuel and materials		534,004	520,236
Materials-in-transit		1,029,262	1,009,996
Others		575	586

		4,761,058	4,543,189
Less: Allowance for inventories valuation		(19,840)	(4,532)

	￦	4,741,218	4,538,657

The amount of valuation losses of inventories recognized within cost of goods sold during the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were ￦19,840 million and ￦4,532 million, respectively.

8. Non-current Assets Held for Sale

Details of non-current assets held for sale as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Investment in associates (*1)	￦	—	1,304

(*1)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of December 31, 2013. The Company completed the disposal of this investment during the nine-month period ended September 30, 2014 and recognized a loss on disposal of assets held for sale of ￦14 million.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

9. Other Assets

Other current assets and other long-term assets as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Other current assets
Advance payments	￦	5,927	4,871
Prepaid expenses		42,796	20,911

	￦	48,723	25,782

Other long-term assets
Long-term prepaid expenses	￦	6,486	6,980
Others		3,798	3,935
Less: Allowance for doubtful accounts		—	(13)

	￦	10,284	10,902

10. Investments in Subsidiaries, Associates and Joint ventures

(a) Details of subsidiaries and carrying values as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)				September 30, 2014		December 31, 2013
[Domestic]	Country	Principal operations	Ownership (% )	Book value		Book value
Daewoo International. Co., Ltd.	Korea	Trading	60.31	￦	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	89.53		1,510,716	1,510,716
POSCO Energy Corp.	Korea	Generation of electricity	89.02		658,176	658,176
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and sales	72.09		628,842	628,842
POSCO Processing & Service Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and sales	100.00		176,609	176,609
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO M-TECH Co., Ltd. (*1, 2)	Korea	Packing materials manufacturing	48.85		73,357	107,278
POSCO Venture Capital Corp. (formerly, POSTECH Venture Capital Corp.)	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sales	60.00		100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSMATE Co., Ltd.	Korea	Business facility maintenance	54.46		63,222	63,222
POS-HiMETAL CO., Ltd.	Korea	Steel manufacturing and sales	65.00		49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	60.79		40,000	40,000
Busan E&E Co. Ltd. (*3)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (13 companies)					288,265	178,264

				￦	7,695,921	7,619,841

15

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(in millions of Won)				September 30, 2014		December 31, 2013
[Foreign]	Country	Principal operations	Ownership (% )	Book value		Book value
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00	￦	856,008	808,492
POSCO Thainox Public Co., Ltd.	Thailand	Stainless steel manufacturing	84.93		340,249	340,249
POSCO Australia Pty. Ltd.	Australia	Steel sales and mine development	100.00		330,623	330,623
POSCO WA Pty. Ltd.	Australia	Mine development	100.00		609,359	446,093
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		434,314	355,987
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		284,478	284,753
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Ltd.	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing	84.84		182,297	182,080
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	85.00		156,908	157,295
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing	95.65		145,086	145,288
POSCO America Corporation	USA	Trading-steel	99.45		140,381	140,381
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Steel manufacturing and selling	83.64		131,097	131,291
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and sales	60.00		95,338	95,710
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		86,752	87,211
POSCO-JAPAN Co., Ltd.	Japan	Trading-steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel Inida Private Limited	India	Electrical steel manufacturing and sales	100.00		58,497	58,662
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	100.00		32,189	32,189
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	87.04		31,299	31,299
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	80.07		31,027	31,027
POSCO-URUGUAY S.A.	Uruguay	Wood manufacturing and sales	98.04		30,243	29,341
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		47,618	6,020
Others (31 companies)					315,981	297,286

					5,045,190	4,696,723

				￦	12,741,111	12,316,564

(*1)	As of September 30, 2014, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	As of September 30, 2014, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 13.7% control premium to the stock price as of September 30, 2014. The Company recognized an impairment loss of ￦33,921 million as the carrying value was higher than its recoverable amount as of September 30, 2014.
(*3)	As of September 30, 2014, this investment is collateral for the Company’s guarantee provided for certain borrowings of its subsidiary from banks.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b) Details of associates and carrying values as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)				September 30, 2014		December 31, 2013
[Domestic]	Country	Principal operations	Ownership (% )	Book value		Book value
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	26.38	￦	169,106	169,106
POSCO PLANTEC Co., Ltd. (*1)	Korea	Industrial machinery manufacturing	34.52		102,657	185,786
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655
Others (5 companies) (*2)					20,608	18,921

					393,026	474,468

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197
7623704 Canada Inc.	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (9 companies)					31,839	26,188

					356,380	350,729

				￦	749,406	825,197

(*1)	As of September 30, 2014, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 8.8% control premium to the stock price as of September 30, 2014. The Company recognized an impairment loss of ￦103,993 million as the carrying value was higher than its recoverable amount as of September 30, 2014.
(*2)	The Company has recognized an impairment loss of ￦2,192 million on Hyundai Investment Network No.1 Private Equity Fund due to the prolonged decline in the market value of the shares.

(c) Details of joint ventures and carrying values as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)				September 30, 2014		December 31, 2013
	Country	Principal operations	Ownership (% )	Book value		Book value
Roy Hill Holdings Pty Ltd	Austrailia	Mine development	10.00	￦	1,225,464	983,569
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
CSP-Compania Siderurgica do Pecem	Brazil	Steel manufacturing	20.00		469,891	393,925
Others (5 companies)					114,711	110,010

				￦	2,273,637	1,951,075

17

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

11. Investment Property, Net

Changes in the carrying value in investment property for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

1) For the nine-month period ended September 30, 2014

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	36,020	—	—	36,020
Buildings		52,682	(1,805)	(188)	50,689
Structures		4,177	(120)	(13)	4,044

	￦	92,879	(1,925)	(201)	90,753

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	41,811	—	(5,791)	36,020
Buildings		63,697	(2,793)	(8,222)	52,682
Structures		5,018	(186)	(655)	4,177

	￦	110,526	(2,979)	(14,668)	92,879

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

1) For the nine-month period ended September 30, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment (*1)	Others (*2)	Ending
Land	￦	1,397,271	39	(3)	—	—	1,467	1,398,774
Buildings		2,637,774	2,742	(1,096)	(187,310)	(3,681)	344,761	2,793,190
Structures		2,469,046	2,345	(799)	(144,899)	(8,072)	306,195	2,623,816
Machinery and equipment		13,202,710	46,186	(20,609)	(1,162,837)	(18,543)	2,560,191	14,607,098
Vehicles		10,769	351	—	(5,888)	—	9,048	14,280
Tools		25,680	3,281	(53)	(12,061)	—	4,106	20,953
Furniture and fixtures		47,394	5,317	(1)	(16,732)	(38)	3,502	39,442
Lease assets		7,007	—	—	(478)	—	—	6,529
Construction-in-progress		3,442,952	1,201,580	—	—	—	(3,232,706)	1,411,826

	￦	23,240,603	1,261,841	(22,561)	(1,530,205)	(30,334)	(3,436)	22,915,908

(*1)	The Company has recognized an impairment loss since the recoverable amounts of FINEX 1 plant and STS 1 steelmaking plant were lower than their book value.
(*2)	Represents assets transferred from construction-in-progress to property, plant and equipment, investment property and intangible assets.

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,367,822	—	(627)	—	30,076	1,397,271
Buildings		2,734,839	7,034	(8,628)	(241,678)	146,207	2,637,774
Structures		2,113,750	16,624	(5,519)	(181,725)	525,916	2,469,046
Machinery and equipment		12,888,614	113,921	(57,800)	(1,456,354)	1,714,329	13,202,710
Vehicles		13,039	794	(4)	(8,682)	5,622	10,769
Tools		29,693	4,006	(9)	(15,118)	7,108	25,680
Furniture and fixtures		67,431	2,819	(875)	(24,829)	2,848	47,394
Lease assets		7,644	—	—	(637)	—	7,007
Construction-in-progress		2,943,903	3,009,545	—	—	(2,510,496)	3,442,952

	￦	22,166,735	3,154,743	(73,462)	(1,929,023)	(78,390)	23,240,603

(*1)	Represents assets transferred from construction-in-progress to property, plant and equipment, investment property and intangible assets.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

13. Intangible Assets, Net

Changes in the carrying value of intangible assets for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

1) For the nine-month period ended September 30, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Reversal of impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	13,812	—	—	(1,605)	—	4,326	16,533
Membership (*1)		48,877	5,881	(1,472)	—	2,256	—	55,542
Development expense		29,468	195	—	(36,619)	—	143,349	136,393
Port facilities usage rights		172,209	—	—	(9,233)	—	1,836	164,812
Construction-in-progress		153,719	10,985	—	—	—	(148,244)	16,460
Other intangible assets		20,698	11,974	—	(8,576)	—	2,369	26,465

	￦	438,783	29,035	(1,472)	(56,033)	2,256	3,636	416,205

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has reversed accumulated impairment loss up to the carrying value before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying value.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	8,904	—	(291)	(1,625)	—	6,824	13,812
Membership (*1)		49,560	1,022	(1,124)	—	(581)	—	48,877
Development expense		30,092	1,902	—	(16,156)	—	13,630	29,468
Port facilities usage rights		87,983	—	—	(10,265)	—	94,491	172,209
Construction-in-progress		96,035	98,459	—	—	—	(40,775)	153,719
Other intangible assets		21,267	1,658	—	(10,021)	—	7,794	20,698

	￦	293,841	103,041	(1,415)	(38,067)	(581)	81,964	438,783

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

14. Borrowings

(a) Borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Short-term borrowings
Short-term borrowings	￦	180,657	203,138
Current portion of long-term borrowings		226,781	188,381
Current portion of loans from foreign financial institutions		633	927
Current portion of debentures		788,072	1,540,109
Less: Current portion of discount on debentures issued		(438)	(1,272)

	￦	1,195,705	1,931,283

Long-term borrowings
Long-term borrowings	￦	433,998	648,251
Loans from foreign financial institutions		626	1,140
Debentures		5,319,643	6,107,973
Less: Discount on debentures issued		(19,965)	(38,167)
Add: Premium on debentures redemption		—	12,591

	￦	5,734,302	6,731,788

(b) Short-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)
Lenders	September 30, 2014		December 31, 2013
Transfers of account receivables that do not qualify for derecognition	￦	180,657	203,138

(c) Current portion of long-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2014		December 31, 2013
Borrowings	Woori Bank and others	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	￦	15,532	14,969
Borrowings	Korea EXIM Bank	2010.02.18~ 2011.03.23	2015.02.18~ 2017.07.26	4.09~4.50		211,249	173,412
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		633	927
Debentures	Domestic debentures 292	—	—	—		—	499,975
	Domestic debentures 294	2010.08.04	2015.08.04	4.81		499,608	—
Debentures	Global fund 1	—	—	—		—	737,941
	Samurai bonds 10	2011.10.20	2014.10.20	1.67		288,026	300,921

					￦	1,015,048	1,728,145

(*1)	As of September 30, 2014, and December 31, 2013, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(d) Long-term borrowings excluding current portion, as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2014		December 31, 2013
Borrowings	Woori Bank and others (*1)	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	￦	59,545	71,194
Borrowings	Korea National Oil Corporation	2007.12.27~ 2013.12.30	2022.06.25~ 2026.12.29	Government bond -2.25		13,533	13,593
Borrowings	Korea EXIM Bank	2010.07.26~ 2013.07.03	2017.07.26~ 2018.03.23	4.09~4.50		360,920	563,464
Loans from foreign financial institutions	NATIXIS (*2)	1986.03.31	2017.03.31	2.00		626	1,140
Debentures	Domestic debentures 301 and others	2010.11.16~ 2013.10.04	2015.11.16~ 2023.10.04	3.35~4.56		2,794,660	3,292,417
Debentures	Samurai bonds 11 and others	2006.08.10~ 2013.12.11	2016.08.10~ 2021.12.22	0~5.88		2,505,018	2,789,980

					￦	5,734,302	6,731,788

(*1)	Short-term financial instruments amounting to ￦5,200 million and ￦4,700 million as of September 30, 2014 and December 31, 2013, respectively, are collateralized for long-term borrowings from the National Forestry Cooperative Federation.
(*2)	As of September 30, 2014 and December 31, 2013, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

15. Other Payables

Other payables as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Accounts payable	￦	391,334	463,196
Accrued expenses		395,205	306,723
Dividend payable		8,942	9,180
Finance lease liabilities		1,158	1,124
Withholdings		8,177	11,660

	￦	804,816	791,883

Non-current
Long-term accounts payable	￦	64,917	91,827
Accrued expenses		19,702	22,922
Finance lease liabilities		4,149	5,042
Long-term withholdings		7,633	4,888

	￦	96,401	124,679

22

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Derivative liabilities	￦	34,940	36,964
Financial guarantee liabilities		8,815	9,045

	￦	43,755	46,009

Non-current
Derivative liabilities	￦	—	175,463
Financial guarantee liabilities		50,386	56,076

	￦	50,386	231,539

17. Provisions

(a)	Other financial liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current
Estimated allowance (*1)	￦	5,870	—	8,501	—
Provision for restoration (*2)		41,343	34,705	—	—
Provision for litigation (*3)		—	7,697	—	—

	￦	47,213	42,402	8,501	—

(*1)	Represents the provision for bonuses for executives.
(*2)	Due to contamination of the land near the Company’s magnesium plant located in Gangneung, the Company recognized a provision of ￦85,209 million related to restoration costs. When estimating related costs, the Company has assumed that it would use all of technologies and materials available to restore the land. In addition, the Company has applied a discount rate of 3.83% to measure the present value of these costs.
(*3)	The Company has recognized a provision for several litigations based on the Company’s estimates.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

1) For the nine-month period ended September 30, 2014

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	8,501	8,091	(10,722)	5,870
Provision for restoration at the end of period		—	85,209	(9,161)	76,048
Provision for litigation at the end of period		—	7,697	—	7,697

	￦	8,501	100,997	(19,883)	89,615

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	6,239	12,428	(10,166)	8,501

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Expense related to post-employment benefit plans under defined contribution plans	￦	4,433	4,125	13,783	11,477

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(c)	The amounts recognized in relation to net defined benefit obligations in the statements of financial position as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Present value of funded obligations	￦	1,039,883	905,918
Fair value of plan assets		(865,446)	(805,268)

Net defined benefit liabilities	￦	174,437	100,650

(d)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Defined benefit obligation at the beginning of period	￦	905,918	817,618
Current service costs		85,855	118,975
Interest costs		24,446	27,942
Remeasurement		86,155	11,553
Transfer-in		1,959	—
Benefits paid		(64,450)	(70,170)

Defined benefit obligation at the end of period	￦	1,039,883	905,918

(e)	Changes in fair value of plan assets for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Fair value of plan assets at the beginning of period	￦	805,268	677,362
Interest on plan assets		23,933	24,261
Remeasurement of plan assets		(7,304)	86
Contributions to plan assets		71,000	140,000
Transfer-in		1,959	—
Benefits paid		(29,410)	(36,441)

Fair value of plan assets at the end of period	￦	865,446	805,268

(f)	The amounts recognized in the statements of comprehensive income for the nine-month period ended September 30, 2014 and 2013 were as follows:

	For the three-month			For the nine-month
	periods ended September 30			periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Current service costs	￦	27,769	29,108	85,855	89,629
Net interest costs		171	920	513	2,761

	￦	27,940	30,028	86,368	92,390

25

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

19. Other Liabilities

Other liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Current
Advances received	￦	8,571	20,912
Withholding		27,017	15,905
Unearned revenue		1,213	1,292

	￦	36,801	38,109

Non-current
Unearned revenue	￦	310	538
Others		—	3,000

	￦	310	3,538

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Financial assets at fair value through profit or loss Derivatives assets held for trading	￦	10,761	7,788
Available-for-sale financial assets		2,472,198	3,354,770
Loans and receivables		5,822,503	7,263,709

	￦	8,305,462	10,626,267

2)	Financial liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	￦	34,940	212,427

Financial liabilities measured at amortized cost Trade accounts and notes payable		918,594	735,457
Borrowings		6,930,007	8,663,071
Financial guarantee liabilities (*1)		59,201	65,121
Others		875,418	916,562

		8,783,220	10,380,211

	￦	8,818,160	10,592,638

26

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2014. The details of the amount of guarantees provided are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO(Guangdong)	ANZ	USD	10,000,000	10,506
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	31,518
	BTMU	USD	24,000,000	25,214
	ING	USD	23,600,000	24,794
	SMBC	USD	35,000,000	36,771
Zhangjiagang Pohang	BTMU	USD	30,000,000	31,518
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	52,530
	Mizuho	USD	50,000,000	52,530
POSCO Maharashtra	Citi	USD	60,000,000	63,036
Steel Private Limited	DBS	USD	100,000,000	105,060
	HSBC	USD	80,000,000	84,048
	ING	USD	30,000,000	31,518
	KDB	USD	30,000,000	31,518
	Export-Import Bank of Korea	USD	193,000,000	202,766
	SCB	USD	73,069,000	76,766
POSCO ASSAN TST STEEL Industry	HSBC	USD	27,000,000	28,366
	ING	USD	45,000,000	47,277
	KDB	USD	45,000,000	47,277
	SMBC	USD	71,392,500	75,005
POSCO Electrical Steel India Private Limited	ING	USD	50,000,000	52,530
	SCB	USD	33,784,000	35,493
POSCO Investment Co., Ltd.	BOA	USD	45,000,000	47,277
	BOC	CNY	350,000,000	59,791
	BTMU	USD	30,000,000	31,518
	HSBC	USD	50,000,000	52,530
	ING	USD	30,000,000	31,518
	JP Morgan	USD	50,000,000	52,530
	Mizuho	USD	50,000,000	52,530
	SCB	USD	45,000,000	47,277
	SMBC	USD	30,000,000	31,518
POSCO MEXICO S.A. DE C.V	BOA	USD	40,000,000	42,024
	HSBC	USD	40,000,000	42,024
	KDB	USD	50,000,000	52,530
	Mizuho	USD	45,000,000	47,277
	SMBC	USD	109,725,000	115,277
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	205,918
POSCO VST CO., LTD.	ANZ	USD	25,000,000	26,265
	HSBC	USD	20,000,000	21,012
	Mizuho	USD	20,000,000	21,012
PT. KRAKATAU POSCO	ANZ	USD	73,500,000	77,219
	BOA	USD	35,000,000	36,771
	BTMU	USD	119,000,000	125,021
	Credit Suisse AG	USD	91,000,000	95,605
	HSBC	USD	91,000,000	95,605
	Export-Import Bank of Korea	USD	567,000,000	595,690
	Mizuho	USD	105,000,000	110,313
	SCB	USD	107,800,000	113,255
	SMBC	USD	140,000,000	147,084
	The Tokyo Star Bank, Ltd.	USD	21,000,000	22,063
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	25,740
LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	15,759

		USD	3,356,370,500	3,526,203
		CNY	350,000,000	59,791

27

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

3)	Financial income and costs by category of financial instrument for the nine-month periods ended September 30, 2014 and 2013 were as follows:

 September 30, 2014

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	2,972	2,972	—
Available-for-sale financial assets		290	36,149	—	—	198,717	(183,782)	51,374	(362,569)
Loans and receivables		65,041	—	13,654	8,904	—	(523)	87,076	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(24,956)	(4,586)	(29,542)	—
Financial liabilities at amortised cost		(188,746)	—	51,605	50,391	(38,596)	(130)	(125,476)	—

	￦	(123,415)	36,149	65,259	59,295	135,165	(186,049)	(13,596)	(362,569)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦105,273 million for the nine-month period ended September 30, 2014.

‚ September 30, 2013

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	—	—	—	8,463	1,171	9,634	—
Available-for-sale financial assets		4,496	40,156	—	—	43,034	(161,523)	(73,837)	451,514
Held-to-maturity investments		367	—	—	—	—	—	367	—
Loans and receivables		74,930	—	14,066	(10,924)	(80)	(623)	77,369	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(126,518)	(126,518)	—
Financial liabilities at amortised cost		(207,851)	—	5,009	131,111	—	(270)	(72,001)	—

	￦	(128,058)	40,156	19,075	120,187	51,417	(287,763)	(184,986)	451,514

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦142,383 million for the nine-month period ended September 30, 2013.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2014 and 2013 were as follows:

 September 30, 2014

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	920	920	—
Available-for-sale financial assets		54	994	—	—	81,035	(179,209)	(97,126)	(50,477)
Loans and receivables		17,592	—	5,858	19,920	—	(73)	43,297	—
Financial liabilities at fair value through profit or loss		—	—	—	—	13,625	(18,106)	(4,481)	—
Financial liabilities at amortised cost		(63,395)	—	1,032	(66,589)	(20,965)	(39)	(149,956)	—

	￦	(45,749)	994	6,890	(46,669)	73,695	(196,507)	(207,346)	(50,477)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦11,700 million for the three-month period ended September 30, 2014.

‚	September 30, 2013

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	(399)	(399)	—
Available-for-sale financial assets		3,312	1,752	—	—	970	(1,768)	4,266	237,359
Loans and receivables		19,463	—	(23,036)	(21,908)	47	(365)	(25,799)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(34,762)	(34,762)	—
Financial liabilities at amortised cost		(59,757)	—	51,451	324,643	—	(81)	316,256	—

	￦	(36,982)	1,752	28,415	302,735	1,017	(37,375)	259,562	237,359

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦7,016 million for the three-month period ended September 30, 2013.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014			December 31, 2013
	Book value		Fair value	Book value		Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	2,339,004	2,339,004	￦	3,224,711	3,224,711
Derivatives assets held for trading (*2)		10,761	10,761		7,788	7,788

		2,349,765	2,349,765		3,232,499	3,232,499

Assets measured at amortized cost (*3)
Cash and cash equivalents		1,616,620	1,616,620		1,394,315	1,394,315
Trade accounts and note receivable		3,121,813	3,121,813		3,397,908	3,397,908
Loans and other receivables		1,084,070	1,084,070		2,471,486	2,471,486

		5,822,503	5,822,503		7,263,709	7,263,709

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		34,940	34,940		212,427	212,427
Liabilities measured at amortized cost (*3)
Trade accounts and notes payable		918,594	918,594		735,457	735,457
Borrowings		6,930,007	7,287,272		8,663,071	8,943,063
Financial guarantee liabilities		59,201	59,201		65,121	65,121
Others		875,418	875,418		916,562	916,562

	￦	8,783,220	9,140,485	￦	10,380,211	10,660,203

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which the weighted average cost of capital of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value approximates their carrying amounts.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of September 30, 2014 and December 31, 2013 are as follows:

 September 30, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	1,716,520	—	622,484	2,339,004
Derivatives assets held for trading		—	10,761	—	10,761

	￦	1,716,520	10,761	622,484	2,349,765

Financial liabilities
Derivatives liabilities held for trading	￦	—	34,940	—	34,940

‚ December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,554,421	—	670,290	3,224,711
Derivatives assets held for trading		—	7,788	—	7,788

	￦	2,554,421	7,788	670,290	3,232,499

Financial liabilities
Derivatives liabilities held for trading	￦	—	212,427	—	212,427

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2013.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of September 30, 2014 and December 31, 2013 are as follows:

(Share, Won)	September 30, 2014		December 31, 2013
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2014, total shares of ADRs of 54,117,228 are equivalent to 13,529,307 of common stock.
(*2)	As of September 30, 2014, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		769,265	769,215

	￦	1,233,090	1,233,040

32

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2014		December 31, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1) Details of hybrid bonds as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.3% reset every 5 years as follows;	Issue date ~ 2023-06-12 : 4.6% reset every 10 years as follows;

	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%

	• After 10 years : addtionally + 0.25% according to Step-up clauses	• After 10 years : addtionally + 0.25% according to Step-up clauses

	• After 25 years : addtionally + 0.75%	• After 30 years : addtionally + 0.75%

Interest payments	Quaterly	Quaterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2014 amounts to ￦2,156 million.

23. Reserves

Reserves as of September 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	September 30, 2014		December 31, 2013
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	41,370	403,939

24. Treasury Shares

As of September 30, 2014, the Company holds 7,402,567 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014		2013
Wages and salaries	￦	54,579	48,840	￦	155,511	149,728
Expenses related to post-employment benefits		5,281	5,287		18,427	18,263
Other employee benefits		15,379	11,189		40,120	33,497
Travel		3,409	3,432		9,996	11,194
Depreciation		5,927	6,202		17,823	18,662
Amortization		13,254	4,348		39,807	13,394
Rental		16,670	12,953		51,735	38,056
Repairs		1,972	3,006		8,197	9,708
Advertising		17,818	21,640		60,130	61,786
Research & development		25,073	31,311		81,485	110,965
Service fees		41,435	45,884		131,516	126,911
Vehicles maintenance		1,749	1,732		5,250	5,213
Industry association fee		873	1,141		6,051	6,340
Training		2,536	1,909		7,361	6,365
Conference		1,264	1,109		3,626	3,372
Bad debt expenses		14,866	(1,294)		15,382	3,090
Others		8,092	11,102		27,555	29,521

	￦	230,177	209,791	￦	679,972	646,065

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2014		2013	2014		2013
Freight and custody expenses	￦	222,558	202,377	￦	641,339	626,079
Operating expenses for distribution center		2,424	2,472		7,317	6,924
Sales commissions		18,776	17,091		51,377	49,738
Sales advertising		543	140		1,313	1,632
Sales promotion		1,280	1,442		3,531	4,578
Sample		476	280		1,246	970
Sales insurance premium		1,970	2,029		4,710	6,031

	￦	248,027	225,831	￦	710,833	695,952

34

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

26. Adjusted Operating Profit

The operating profit in the Company’s condensed separate statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its condensed separate statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s condensed separate statements of comprehensive income prepared in accordance with K-IFRS for each of the three and nine-month periods ended September 30, 2014 and 2013 to the operating profit as presented in the Company’s condensed separate statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Operating profits on the statement of comprehensive income	￦	634,968	442,749	1,718,025	1,727,498

Add
Gain on disposals of property, plant and equipment		336	641	3,295	5,643
Reversal of impairment loss on intangible assets		2,256	—	2,256	—
Gain on disposals of other long-term assets		—	—	—	246
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	—	—	14,544
Gain on disposals of asset held for sale		—	67,875	—	67,875
Others		4,819	19,674	13,174	50,017

		7,411	88,190	18,725	138,325

Deduct
Loss on disposals of property, plant and equipment		(8,371)	(7,516)	(38,140)	(74,899)
Impairment loss on property, plant and equipment		(30,334)	—	(30,334)	—
Other bad debt expenses		(53)	—	(25,757)	—
Donations		(5,756)	(6,863)	(34,542)	(25,339)
Idle tangible assets expenses		(4,793)	(475)	(5,266)	(17,218)
Impairment loss on investment in subsidiaries, associates and joint ventures		(52,058)	—	(140,106)	—
Loss on disposals of investment in subsidiaries, associates and joint ventures		—	—	—	(12,271)
Impairment loss on asset held for sale		—	(1,814)	—	(1,814)
Loss on disposals of intangible assets		(97)	(212)	(134)	(236)
Impairment loss on intangible assets		—	(581)	—	(581)
Contribution to provisions		(23,454)	—	(92,906)	—
Others		(12,366)	(5,995)	(160,404)	(16,881)

		(137,282)	(23,456)	(527,589)	(149,239)

Adjusted operating profit	￦	505,097	507,483	1,209,161	1,716,584

35

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Finance income
Interest income	￦	17,646	22,775	65,331	79,793
Dividend income		12,694	8,768	141,422	182,539
Gain on foreign currency transactions		48,378	75,621	199,468	244,560
Gain on foreign currency translations		(47,381)	54,807	71,597	150,533
Gain on valuation of derivatives		(20,732)	(399)	2,972	1,171
Gain on derivative transactions		15,549	—	21,651	8,463
Gain on disposals of available-for-sale investment		81,035	970	198,717	43,034
Gain on redemption of debentures		—	—	1,500	—

	￦	107,189	162,542	702,658	710,093

Finance costs
Interest expenses	￦	63,395	59,757	188,746	207,851
Loss on foreign currency transactions		41,488	47,206	134,209	225,485
Loss on foreign currency translations		(712)	(247,928)	12,302	30,346
Loss on valuation of derivatives		(3,545)	34,762	4,586	126,518
Loss on derivative transactions		1,924	—	46,607	—
Impairment loss on available-for-sale investment		179,209	1,768	183,782	161,522
Loss on redemption of debentures		20,965	—	40,096	—
Others		111	399	653	974

	￦	302,835	(104,036)	610,981	752,696

36

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Other non-operating income
Gain on disposals of property, plant and equipment	￦	336	641	3,295	5,643
Reversal of impairment loss on intangible assets		2,256	—	2,256	—
Gain on disposals of other long-term assets		—	—	—	246
Gain on disposals of assets held for sale		—	67,875	—	67,875
Gain on disposals of investments in subsidiaries, associates and joint ventures		—	—	—	14,544
Others		4,819	19,674	13,174	50,017

	￦	7,411	88,190	18,725	138,325

Other non-operating expenses
Loss on disposals of property, plant and equipment	￦	8,371	7,516	38,140	74,899
Impairment loss on property, plant and equipment		30,334	—	30,334	—
Other bad debt expenses		53	—	25,757	—
Donations		5,756	6,863	34,542	25,339
Idle tangible assets expenses		4,793	475	5,266	17,218
Impairment loss on investments in subsidiaries, associates and joint ventures (*2)		52,058	—	140,106	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		—	—	—	12,271
Impairment loss on assets held for sale		—	1,814	—	1,814
Loss on disposals of intangible assets		97	212	134	236
Impairment loss on intangible assets		—	581	—	581
Contribution to provisions		23,454	—	92,906	—
Others (*1)		12,366	5,995	160,404	16,881

	￦	137,282	23,456	527,589	149,239

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦139,773 million, primarily related to VAT, in the nine-month period ended September 30, 2014.
(*2)	The Company recognized ￦33,921 million, ￦103,993 million and ￦2,192 million of impairment loss on investments in POSCO M-TECH Co., Ltd., POSCO PLANTEC Co., Ltd. and Hyundai Investment Network No.1 Private Equity Fund, respectively, since the carrying values was higher than recoverable amounts as of September 30, 2014

37

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

29. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows (excluding financial costs and income tax expense):

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2014		2013	2014	2013
Changes in inventories (*1)	￦	63,833	48,870	(86,802)	295,074
Raw materials and consumables used		4,255,395	4,810,538	13,571,836	14,487,029
Employee benefits expenses		385,482	349,251	1,102,903	1,073,818
Outsourced processing cost		535,396	514,009	1,639,814	1,528,863
Depreciation (*2)		531,059	490,374	1,532,130	1,433,915
Amortization		18,570	9,465	56,033	28,134
Electricity and water expenses		231,428	178,612	757,226	578,685
Service fees		55,506	61,002	173,391	170,463
Rental		21,204	18,302	65,934	54,387
Advertising		17,818	21,640	60,130	61,786
Freight and custody expenses		222,558	202,377	641,339	626,079
Sales commissions		18,776	17,091	51,377	49,738
Loss on disposals of property, plant and equipment		8,371	7,516	38,140	74,899
Bad debt expenses (reversal)		14,919	(1,294)	41,139	3,090
Impairment loss on investments in subsidiaries, associates and joint ventures		52,058	—	140,106	—
Contribution to provisions		23,454	—	92,906	—
Other expenses		336,622	264,345	1,005,731	791,582

	￦	6,792,449	6,992,098	20,883,333	21,257,542

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

30. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax benefit/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the nine-month periods ended September 30, 2014 and 2013 was 32.3% and 17.6%, respectively. The difference between actual income tax and tax calculated based on statutory tax rate includes additional income tax payment (￦59,168 million) due to tax investigation and non-deductible expense primarily related to additional VAT payment (note 28) in 2014.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

31. Earnings Per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in Won except per share information)	2014		2013	2014		2013
Profit for the period	￦	221,575,392,443	615,068,457,433	￦	880,329,830,672	1,380,110,994,579
Interests of hybrid bonds		(8,347,872,419)	(7,831,781,115)		(24,699,275,257)	(9,964,389,811)
Weighted-average number of common shares outstanding (*1)		79,784,263	77,787,069		79,784,063	77,427,466

Basic and diluted earnings per share	￦	2,673	7,806	￦	10,724	17,696

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended September 30		For the nine-month periods ended September 30
(share)	2014	2013	2014	2013
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,402,572)	(9,399,766)	(7,402,772)	(9,759,369)

Weighted-average number of common shares outstanding	79,784,263	77,787,069	79,784,063	77,427,466

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2014 and 2013, diluted earnings per share is equal to basic earnings per share.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2014 and 2013 were as follows:

1)	For the nine-month period ended September 30, 2014

	Sales and others (*1)				Purchase and others (*2)
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	19,650	16,731	36,381	—	716,827	3,689	18,372	738,888
POSCO Processing & Service		794,689	8,648	803,337	632,748	—	—	1,199	633,947
POSCO COATED & COLOR STEEL Co., Ltd.		332,862	10	332,872	—	—	8,623	116	8,739
POSCO ICT		635	2,542	3,177	—	139,152	19,364	117,870	276,386
POSMATE		258	2,072	2,330	290	28	11,559	25,371	37,248
eNtoB Corporation		—	1	1	193,717	2,590	108	13,501	209,916
POSCO CHEMTECH		397,910	20,926	418,836	382,897	3,650	226,683	748	613,978
POSCO M-TECH		144	21	165	92,729	1,292	148,432	6,256	248,709
POSCO ENERGY CO., LTD.		131,365	918	132,283	—	2,263	—	20	2,283
POSCO TMC Co., Ltd.		180,327	38	180,365	—	—	795	1,152	1,947
POSCO AST		390,673	2	390,675	8,112	—	47,431	1,526	57,069
POSHIMETAL Co., Ltd.		7,714	3,617	11,331	124,103	—	—	—	124,103
Daewoo International Corporation		2,661,942	20,628	2,682,570	84,180	—	—	2,077	86,257
POSCO America Corporation		524,797	2	524,799	—	—	—	179	179
POSCO Canada Ltd.		—	—	—	109,832	—	—	—	109,832
POSCO Asia Co., Ltd.		1,605,969	89	1,606,058	131,006	—	10,006	1,338	142,350
POSCO (Thailand) Company Limited		40,138	30	40,168	—	—	—	8	8
Qingdao Pohang Stainless Steel Co., Ltd.		51,238	2	51,240	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		90,409	—	90,409	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,054,186	—	1,054,186	10,363	892	3	766	12,024
POSCO-India Pune Processing Center. Pvt. Ltd.		88,214	69	88,283	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		203,241	775	204,016	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		307,527	610	308,137	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	57,707	—	—	11,513	69,220
Others		475,151	6,526	481,677	107,854	39,533	13,403	49,645	210,435

		9,359,039	84,257	9,443,296	1,935,538	906,227	490,096	251,657	3,583,518

Associates and joint ventures (*3)
SNNC		2,454	5,322	7,776	272,288	—	—	5	272,293
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*4)		11,764	43	11,807	2,358	65,962	10,643	11,748	90,711
POSCHROME (PROPRIETARY) LIMITED		—	—	—	45,117	—	—	—	45,117
PT. POSMI Steel Indonesia		4,277	30	4,307	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		2,262	—	2,262	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		15,789	—	15,789	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)		1,396	—	1,396	—	—	—	—	—
Others		162	40,870	41,032	2,837	—	—	—	2,837

		38,104	46,265	84,369	322,600	65,962	10,643	11,753	410,958

	￦	9,397,143	130,522	9,527,665	2,258,138	972,189	500,739	263,410	3,994,476

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of September 30, 2014, the Company provided guarantees to related parties (Note 20).
(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	For the nine-month period ended September 30, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., Ltd.	￦	9,307	3,256	12,563	3,042	2,002,991	3,750	6,472	2,016,255
POSCO Processing & Service Co., Ltd.		719,491	2	719,493	909,303	—	—	502	909,805
POSCO Coated & Color Steel Co., Ltd.		355,112	14	355,126	—	—	7,611	83	7,694
POSCO Plant Engineering Co., Ltd.		2,373	19	2,392	1,499	61,936	13,733	2,492	79,660
POSCO ICT Co., Ltd.		914	132	1,046	93	186,669	20,283	105,790	312,835
eNtoB Co., Ltd.		—	4	4	167,436	8,973	123	13,764	190,296
POSCO Chemtech Company Ltd.		375,534	20,536	396,070	357,496	20,033	208,727	964	587,220
POSCO M-TECH Co., Ltd.		11,075	57	11,132	111,838	605	156,276	87	268,806
POSCO Energy Corp.		67,661	502	68,163	—	1,904	—	5	1,909
POSCO TMC Co., Ltd.		140,715	8	140,723	—	—	776	895	1,671
POSCO AST Co., Ltd.		366,793	4	366,797	5,367	—	41,983	987	48,337
POS-Himetal Co., Ltd.		14,360	104	14,464	121,046	—	—	2	121,048
Daewoo International Corp.		2,572,088	39	2,572,127	6,229	—	—	2,628	8,857
POSCO America Corporation		456,413	1	456,414	—	—	—	309	309
POSCO Canada Ltd.		—	—	—	105,333	—	—	—	105,333
POSCO Asia Co., Ltd.		1,490,384	153	1,490,537	49,745	182	—	1,391	51,318
POSCO (Thailand) Company Ltd.		43,195	40	43,235	—	—	—	35	35
Qingdao Pohang Stainless Steel Co., Ltd.		51,778	—	51,778	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		100,272	1	100,273	—	—	—	—	—
POSCO-Japan Co., Ltd.		893,119	—	893,119	13,844	—	—	1,588	15,432
POSCO-India Pune Processing Center. Pvt. Ltd.		98,515	5	98,520	—	—	—	—	—
POSCO-Mexico S.A. DE C.V.		175,611	802	176,413	—	—	—	621	621
POSCO Maharashtra Steel Pvt. Ltd.		132,876	1,675	134,551	—	—	—	157	157
Daewoo International Singapore Pte. Ltd.		—	—	—	65,764	—	—	—	65,764
Others		403,560	8,260	411,820	66,186	22,885	24,400	76,730	190,201

		8,481,146	35,614	8,516,760	1,984,221	2,306,178	477,662	215,516	4,983,577

Associates and joint ventures
SNNC Co., Ltd.		1,138	367	1,505	311,231	—	—	—	311,231
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		10,112	23	10,135	1,067	23,425	6,334	5,682	36,508
POSCHROME (PROPRIETARY) LIMITED		—	—	—	50,381	—	—	—	50,381
PT. POSMI Steel Indonesia		5,994	56	6,050	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		3,293	—	3,293	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		14,183	—	14,183	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Steel Processing Center Co., Ltd.)		5,753	—	5,753	—	—	—	—	—
Others		543	164	707	2,883	—	—	173	3,056

		41,016	610	41,626	365,562	23,425	6,334	5,855	401,176

	￦	8,522,162	36,224	8,558,386	2,349,783	2,329,603	483,996	221,371	5,384,753

41

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2014 and 2013 were as follows:

1)	For the three-month period ended September 30, 2014

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	13,019	57	13,076	—	126,342	429	5,853	132,624
POSCO Processing & Service		276,632	70	276,702	158,940	—	—	938	159,878
POSCO COATED & COLOR STEEL Co., Ltd.		104,224	9	104,233	—	—	3,353	50	3,403
POSCO ICT		28	52	80	—	41,090	6,679	37,896	85,665
POSMATE		—	54	54	80	28	4,303	8,880	13,291
eNtoB Corporation		—	1	1	70,830	911	73	4,437	76,251
POSCO CHEMTECH		130,111	5,492	135,603	130,166	902	73,985	191	205,244
POSCO M-TECH		49	5	54	29,117	402	46,955	1,745	78,219
POSCO ENERGY CO., LTD.		46,760	320	47,080	—	—	—	—	—
POSCO TMC Co., Ltd.		64,923	38	64,961	—	—	267	388	655
POSCO AST		123,996	2	123,998	3,276	—	14,852	675	18,803
POSHIMETAL Co., Ltd.		2,447	1,304	3,751	43,115	—	—	—	43,115
Daewoo International Corporation		954,810	23	954,833	14,115	—	—	421	14,536
POSCO America Corporation		162,205	—	162,205	—	—	—	—	—
POSCO Canada Ltd.		—	—	—	27,343	—	—	—	27,343
POSCO Asia Co., Ltd.		595,816	36	595,852	34,069	—	1,125	670	35,864
POSCO (Thailand) Company Limited		15,367	18	15,385	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		16,343	—	16,343	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		30,949	—	30,949	—	—	—	—	—
POSCO JAPAN Co., Ltd.		334,806	—	334,806	4,001	433	—	319	4,753
POSCO-India Pune Processing Center. Pvt. Ltd.		28,034	7	28,041	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		67,186	—	67,186	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		195,744	29	195,773	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	12,215	—	—	—	12,215
Others		156,338	—	156,338	42,904	13,855	3,688	19,365	79,812

		3,319,787	7,517	3,327,304	570,171	183,963	155,709	81,828	991,671

Associates and joint ventures
SNNC		411	49	460	108,530	—	—	—	108,530
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		3,364	19	3,383	858	28,607	4,296	9,090	42,851
POSCHROME (PROPRIETARY) LIMITED		—	—	—	14,621	—	—	—	14,621
PT. POSMI Steel Indonesia		2,437	30	2,467	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		883	—	883	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		6,270	—	6,270	—	—	—	—	—
Others		158	11,404	11,562	734	—	—	—	734

		13,523	11,502	25,025	124,743	28,607	4,296	9,090	166,736

	￦	3,333,310	19,019	3,352,329	694,914	212,570	160,005	90,918	1,158,407

42

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	For the three-month period ended September 30, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	2,833	152	2,985	—	283,204	—	—	283,204
POSCO Processing & Service		263,302	2	263,304	257,634	—	—	137	257,771
POSCO COATED & COLOR STEEL Co., Ltd.		120,492	14	120,506	—	—	2,917	1	2,918
POSCO ICT		305	71	376	48	60,396	6,672	34,598	101,714
eNtoB Corporation		—	4	4	61,033	5,826	47	4,100	71,006
POSCO CHEMTECH		129,303	12,082	141,385	122,888	6,171	74,659	164	203,882
POSCO M-TECH		2,290	32	2,322	39,826	61	52,219	—	92,106
POSCO ENERGY CO., LTD.		25,783	204	25,987	—	1,904	—	—	1,904
POSCO TMC Co., Ltd.		45,895	8	45,903	—	—	358	336	694
POSCO AST		121,223	4	121,227	1,716	—	12,441	538	14,695
POSHIMETAL Co., Ltd.		4,587	42	4,629	45,105	—	—	2	45,107
Daewoo International Corporation		845,850	39	845,889	2,892	—	—	264	3,156
POSCO America Corporation		167,000	—	167,000	—	—	—	49	49
POSCO Canada Ltd.		—	—	—	42,107	—	—	—	42,107
POSCO Asia Co., Ltd.		474,754	45	474,799	19,640	16	—	422	20,078
POSCO (Thailand) Company Limited		14,440	—	14,440	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		18,731	—	18,731	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		29,439	—	29,439	—	—	—	—	—
POSCO JAPAN Co., Ltd.		318,910	—	318,910	8,205	—	—	708	8,913
POSCO-India Pune Processing Center. Pvt. Ltd.		29,443	—	29,443	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		28,011	—	28,011	—	—	—	161	161
POSCO Maharashtra Steel Private Limited		43,280	1,054	44,334	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	27,425	—	—	—	27,425
Others		143,578	467	144,045	20,291	6,798	8,298	28,082	63,469

		2,829,449	14,220	2,843,669	648,810	364,376	157,611	69,562	1,240,359

		—		—	—	—	—	—	—
Associates and joint ventures
SNNC		400	83	483	97,491	—	—	—	97,491
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		4,119	23	4,142	1,067	23,425	6,334	5,682	36,508
POSCHROME (PROPRIETARY) LIMITED		—	—	—	17,778	—	—	—	17,778
PT. POSMI Steel Indonesia		1,388	—	1,388	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		1,228	—	1,228	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		5,764	—	5,764	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Steel Processing Center Co., Ltd.)		1,652	—	1,652	—	—	—	—	—
Others		2	36	38	1,214	—	—	—	1,214

		14,553	142	14,695	117,550	23,425	6,334	5,682	152,991

	￦	2,844,002	14,362	2,858,364	766,360	387,801	163,945	75,244	1,393,350

43

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of September 30, 2014 and December 31, 2013 are as follows:

1)	September 30, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	3,372	66,323	69,695	8,260	62,287	9	70,556
POSCO Processing & Service		93,821	68	93,889	18,541	1,050	—	19,591
POSCO COATED & COLOR STEEL Co., Ltd.		60,323	48	60,371	—	—	1,746	1,746
POSCO ICT		—	74	74	447	17,557	17,201	35,205
POSMATE		—	1,660	1,660	182	1,844	4,126	6,152
eNtoB Corporation		—	—	—	9,145	7,200	13	16,358
POSCO CHEMTECH		44,415	4,049	48,464	58,564	10,883	18,469	87,916
POSCO M-TECH		—	31	31	6,674	12,786	17,123	36,583
POSCO ENERGY CO., LTD.		19,333	2,125	21,458	—	—	—	—
POSCO TMC Co., Ltd.		19,310	22	19,332	—	10	119	129
POSCO AST		51,311	40	51,351	—	3,691	5,655	9,346
POSHIMETAL Co., Ltd.		1,229	17	1,246	—	13,675	4	13,679
Daewoo International Corporation		129,300	3,251	132,551	2,601	—	—	2,601
POSCO America Corporation		40,012	—	40,012	—	—	—	—
POSCO Asia Co., Ltd.		216,853	2,075	218,928	5,299	—	—	5,299
POSCO (Thailand) Company Limited		6,178	25	6,203	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		10,009	—	10,009	—	—	—	—
POSCO JAPAN Co., Ltd.		43,312	89	43,401	327	174	—	501
POSCO-India Pune Processing Center. Pvt. Ltd.		8,852	—	8,852	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,027	390	94,417	—	—	—	—
POSCO Maharashtra Steel Private Limited		284,598	8,346	292,944	—	—	—	—
Others		59,124	29,895	89,019	8,362	10,215	3,680	22,257

		1,185,379	118,528	1,303,907	118,402	141,372	68,145	327,919

Associates and joint ventures
SNNC		256	2	258	26,535	—	—	26,535
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		695	9	704	2,256	8,035	6	10,297
LLP POSUK Titanium		—	4,047	4,047	—	—	—	—
Others		134	9,231	9,365	384	—	—	384

		1,085	13,289	14,374	29,175	8,035	6	37,216

	￦	1,186,464	131,817	1,318,281	147,577	149,407	68,151	365,135

44

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2)	December 31, 2013

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	40	110,955	110,995	—	105,603	—	105,603
POSCO Processing & Service		103,400	73	103,473	17,914	683	—	18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65	69,325	—	59	1,434	1,493
POSCO ICT		75	123	198	—	51,247	—	51,247
POSMATE		489	1,533	2,022	141	3,274	1,058	4,473
eNtoB Corporation		—	—	—	8,057	10,311	—	18,368
POSCO CHEMTECH		46,943	4,313	51,256	35,829	6,983	8,663	51,475
POSCO M-TECH		18	28	46	12,020	21,326	10,799	44,145
POSCO ENERGY CO., LTD.		14,733	2,894	17,627	—	421	—	421
POSCO TMC Co., Ltd.		20,510	26	20,536	—	16	50	66
POSCO AST		85,501	53	85,554	—	3,004	5,238	8,242
POSHIMETAL Co., Ltd.		1,721	12	1,733	—	12,624	—	12,624
Daewoo International Corporation		148,383	878	149,261	9,319	—	—	9,319
POSCO America Corporation		57,554	—	57,554	—	—	—	—
POSCO Canada Ltd.		—	—	—	12,323	—	—	12,323
POSCO Asia Co., Ltd.		134,602	142	134,744	2,063	—	—	2,063
POSCO (Thailand) Company Limited		6,052	7	6,059	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—	3,329	—	—	—	—
POSCO JAPAN Co., Ltd.		73,992	—	73,992	862	108	1	971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—	8,117	—	—	—	—
POSCO MEXICO S.A. DE C.V.		100,016	76	100,092	—	—	—	—
POSCO Maharashtra Steel Private Limited		55,392	3,218	58,610	—	—	—	—
Others		54,357	8,887	63,244	6,523	15,421	1,647	23,591

		984,484	133,283	1,117,767	105,051	231,080	28,890	365,021

Associates and joint ventures
SNNC		140	40	180	16,669	—	—	16,669
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		879	46	925	353	—	—	353
POSCHROME (PROPRIETARY) LIMITED		—	67	67	—	—	—	—
LLP POSUK Titanium		—	4,066	4,066	—	—	—	—
Others		—	17	17	319	2	—	321

		1,019	4,236	5,255	17,341	2	—	17,343

	￦	985,503	137,519	1,123,022	122,392	231,082	28,890	382,364

45

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

(d)	For the nine-month periods ended September 30, 2014 and 2013, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2014		September 30, 2013
Short-term benefits	￦	23,456	22,937
Long-term benefits		9,262	6,241
Retirement benefits		5,354	5,120

	￦	38,072	34,298

33. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2014, 151 million tons of iron ore and 34 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2014, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

As of September 30, 2014, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(b)	Litigation in progress

1) Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the April, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦946.8 billion. Through trials to the nine-month periods ended September 30, 2014, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of September 30, 2014, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of September 30, 2014.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Corporation, a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of September 30, 2014. An estimate of possible loss cannot be reliably determined because the lawsuit is still in the discovery stage and no claim amount has been specified.

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POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2014, Continued

(Unaudited)

2) Other lawsuits and claims

The Company is involved in 37 litigations for alleged damages aggregating to ￦68.1 billion as of September 30, 2014 which arose in the ordinary course of business. The Company has recognized provisions amounting to ￦7.7 billion for 9 lawsuits and claims based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other 28 lawsuits and claims since the Company believes that it does not have a present obligation as of September 30, 2014.

(c)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month period ended September 30, 2014 and 2013 were as follows:

(in millions of Won)	September 30, 2014		September 30, 2013
Trade accounts and notes receivable, net	￦	268,038	858,994
Other accounts receivable		8,935	118,788
Advance payments		(1,056)	314
Prepaid expenses		(21,391)	(10,401)
Inventories		(222,399)	529,872
Long-term guarantee deposits		(254)	(556)
Other long-term assets		—	275
Trade accounts payable and notes payable		180,452	179,830
Other accounts payable		(143,016)	(406,204)
Accrued expenses		100,329	(96,831)
Advances received		(12,341)	31,137
Withholdings		11,112	(4,714)
Unearned revenue		(307)	(4,186)
Other short-term liabilities		(3,532)	(641)
Derivatives liabilities		(6,611)	—
Payment of severance benefits		(64,450)	(54,221)
Plan assets		(41,590)	(32,246)
Other long-term liabilities		(3,000)	—

	￦	48,919	1,109,210

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